# MOUNT BURGESS MINING N.L.


ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 [redacted]urgess.com
Facsimile: (61 8) 93[redacted] urgess.com


06019326

Ref: L3138
28th November 2006

RECEIVED
2006 DEC 14 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Susan Min
Office of International Corporate Finance
Div of Corporate Finance
Securities and Exchange Commission
Room 3628
Washington DC 20549
United States of America.

SUPPL

Dear Ms Min,

**Ref: Exemption No / Filing No: 82-1235 Mount Burgess Mining NL, Australia.**

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

| | |
|---|---|
| 06/09/06 | Assay Results from Drilling - Kihabe Base Metals Project |
| 12/09/06 | Employee Share Option Plan |
| 12/09/06 | Change of Director's Interest Notice |
| 15/09/06 | Assay Results from Drilling – Kihabe Base Metals Project |
| 19/09/06 | Assay Results from Drilling - Kihabe Base Metals Project |
| 20/09/06 | Appointment of Directors |
| 26/09/06 | Change of Director's Interest Notice |
| 27/09/05 | Placement of Shares |
| 04/10/06 | Notice of Annual General Meeting |
| 05/10/06 | Assay Results from Drilling – Kihabe Base Metals Project |
| 10/10/06 | Assay Results from Drilling - Kihabe Base Metals Project |
| 12/10/06 | Change of Director's Interest Notice |
| 13/10/06 | Assay Results from Drilling – Kihabe Base Metals Project |
| 16/10/06 | Assay Results from Drilling - Kihabe Base Metals Project |
| 23/10/06 | Employee Share Option Plan |
| 27/10/06 | Assay Results from Drilling – Kihabe Base Metals Project |
| 31/10/06 | Assay Results from Drilling - Kihabe Base Metals Project |
| 31/10/06 | Quarterly Report for period ending 30 September 2006 |
| 01/11/06 | Notice of General Meeting |
| 03/11/06 | Change of Director's Interest Notice |
| 03/11/06 | Assay Results from Drilling - Kihabe Base Metals Project |
| 09/11/06 | Update to Chairman's Review - Kihabe Base Metals Project |
| 09/11/06 | Results of Annual General Meeting 2006 |
| 14/11/06 | Zinc Assay Checks - Kihabe Base Metals Project |
| 15/11/06 | Clarification of Previous Announcement re: Zinc Assay Checks |
| 24/11/06 | Placement of Shares |

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

**We would be grateful if you could please email us a confirmation that these documents have been received.**

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester

**Jan Forrester**
Company Secretary
encl.

Dlw 12/18

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



## ASX RELEASE

6 September 2006

### Assay Results from Drilling, Kihabe Base Metals Project, Botswana
### Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for RC drill hole KRC038, drilled on section 10,000E (see diagram attached). Two separate drill sections are also attached for section 10,000E, one shows grades for zinc and vanadium and the other shows grades for lead and silver.

**Some significant silver values were recorded in this hole.**

Results are as follows:

KRC 038 — 7821568mN/500825mE -60deg/339deg
Drilled to test for mineralization from surface to 50m RL and to test for mineralization to the west of the known mineralised zone.

**Zinc**

| | | |
|---|---|---|
| 29m - 57m | 28m | @ 1.69% |
| **(inc 29m - 31m** | **2m** | **@ 2.65%** |
| **34m - 42m** | **8m** | **@ 2.04%** |
| **46m - 53m** | **7m** | **@ 2.03%** |
| **55m - 57m** | **2m** | **@ 2.15%)** |
| 67m - 78m | 11m | @ 1.42% |

**Lead**

| | | |
|---|---|---|
| 29m - 33m | 4m | @ 2.16% |
| 38m - 44m | 6m | @ 3.07% |
| 50m - 56m | 6m | @ 1.70% |
| 75m - 78m | 3m | @ 1.40% |

**Silver***

| | | |
|---|---|---|
| 24m - 34m | 10m | @ 31.10 g/t (1.0 oz/t) |
| 36m - 44m | 8m | @ 71.75 g/t (2.3 oz/t) |
| **(inc 38m - 43m** | **5m** | **@ 96.70 g/t (3.1 oz/t))** |
| 50m - 55m | 5m | @ 15.63 g/t (0.5 oz/t) |
| 75m - 78m | 3m | @ 16.63 g/t (0.5 oz/t) |

* All silver grades are uncut.

**Vanadium**

| | | |
|---|---|---|
| 11m - 16m | 5m | @ 335ppm |
| 26m - 29m | 3m | @ 545ppm |

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


100m
10,000mE
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC042
KRC016
KRC044
KRC046
KRC017
KIH002
KRC038
KIH001
AP0011
KIH004
KRC013
KIH003
KRC041
KRC037
KRC035
KRC014
KRC036
KRC015
KRC034
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
9,800mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area


KIH002
KRC038
KIH001
AP01
KIH004
KRC041
KIH003
KRC037
SE 150°
Kalahari Sands
5m@335ppm V
3m@237ppm V
3m@545ppm V
Incl 2m@2.65% Zn
Incl 8m@2.04% Zn
13m@200ppm V
Incl 2m@517ppm V
Awaiting Results
1m@527ppm V
5m@1.25% Zn
10m@1.42% Zn
Incl 7m@2.03% Zn
28m@1.69% Zn
Incl 2m@2.15% Zn
2m@1.02% Zn
3m@296ppm V
50m RL
3m@1.13% Zn
2m@1.31% Zn
11m@1.42% Zn
18m@2.99% Zn
12m@4.31% Zn
10m@3.04% Zn
12m@1.76% Zn
90m
8m@3.27% Zn
100m
2m@137ppm V
9m@5.36% Zn
9m@5.36% Zn
9m@2.55% Zn
100m RL
120m
127m
14m@1.75% Zn
22m@2.42% Zn
incl 5m@4.05% Zn
150m
150m RL
172m
186m
Vanadium
Zinc
Quartzite
Dolomite
200m
50m

Section 10,000mE showing Zinc & Vanadium Results

MOUNT BURGESS MINING N.L.



KIH002
KRC038
KIH001
AP0'
KIH004
KRC041
KIH003
KRC037
SE 150°
Kalahari Sands
Awaiting Results
4m@2.16% Pb
4m@11g/t Ag
10m@31g/t Ag
8m@72g/t Ag
6m@3.07% Pb
Incl 5m@97/t Ag
4m@2.03% Pb
6m@22g/t Ag
6m@1.70% Pb
5m@16g/t Ag
1m@24g/t Ag
50m RL
1m@12g/t Ag
2m@1.63% Pb
19m@35g/t Ag
1m@2.58% Pb
1m@21g/t Ag
9m@1.82% Pb
3m@1.40% Pb
3m@17g/t Ag
9m@1.31% Pb
5m@2.07% Pb
1m@1.94% Pb
7m@14g/t Ag
2m@252g/t Ag
2m@10g/t Ag
6m@1.37% Pb
7m@1.33% Pb
8m@34g/t Ag
100m
7m@1.35% Pb
2m@2.67% Pb
6m@86g/t Ag
7m@78g/t Ag
100m RL
2m@0.4% Cu
2m@64g/t Ag
120m
127m
22m@26.21g/t Ag
12m@2.57% Pb
incl 6m@54.76g/t Ag
1m@0.3% Cu
150m
1m@0.1% Cu
4m@1.40% Pb
150m RL
172m
186m
Quartzite
Dolomite
200m
Lead
Silver (grades uncut)
Copper
50m


Section 10,000mE showing Lead, Silver & Copper Results

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

12 September 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

**EMPLOYEE SHARE OPTION PLAN**

The Company wishes to advise that in accordance with Clause 11.2(3) of its Employee Share Option Plan whereby an option held by an Eligible Employee immediately lapses upon

"the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within 30 days following that event, unless a longer period is otherwise determined by the Directors"

the following will apply:

Options Lapsing

| | |
|---|---|
| ASX Ref MTBAQ | 50,000 Options (expiry date 31/12/07) |
| ASX Ref MTBAI | 50,000 Options (expiry date 31/12/09) |

These options have not been exercised and have now expired.

Yours faithfully

**Jan Forrester**
**Company Secretary**

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



12 September 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

**NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT**

For the purposes of 708A of the Corporations Act 2001 ("Commonwealth") ("Act"), the Company has allotted 7,520,000 shares at an issue price of 8 cents without disclosure to investors under Part 6D.2 of the Act, and provides this notice in accordance with Section 708A(5)(e). Further, at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and Section 674 of the Act. In addition, as at the date of this notice there is no "excluded information" (as defined in Section 708A(7) and (8) of the Act), required to be disclosed by the Company.

**Jan Forrester**
**Company Secretary**

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| |
|---|
| MOUNT BURGESS MINING N.L. |

ABN

| |
|---|
| 31 009 067 476 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | **Ordinary Fully Paid** |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | **7,520,000** |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | **Fully paid ordinary shares @ an issue price of $0.08 each** |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **YES** |
| 5 | Issue price or consideration | **$0.08** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Funds from this placement will be applied to working capital, metallurgical testwork, surveying, geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana.<br><br>An infill drilling programme is underway at the Company's Kihabe base metals project in Botswana, with the intention of bringing the large 2.4km long zone of zinc, lead, silver and vanadium mineralization into a JORC compliant resource/reserve. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **12 September 2006** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **196,435,000** | **Ordinary Fully Paid** |

| | | Number | +Class |
|---|---|---|---|
| 9 | *Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)* | 3,000,000 | Unlisted employee share options expiring 31/12/10 (ASX Ref MTBAS) |
| | | 850,000 | Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO) |
| | | 50,000 | Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ) |
| | | 2,050,000 | Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI) |
| | | 2,800,000 | Unlisted employee share Options expiring 31/12/2011 (ASX Ref MTBAC) |

All above options exercisable at 25 cents

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | **N/A** |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required?- | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

| |
|---|
| |

33 +Despatch date

| |
|---|
| |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *Nigel Forrester* Date: 12 September 2006
(Director)

Print name: NIGEL FORRESTER.

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



**ASX RELEASE**
15 September 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana
Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC infill drilling on the above project, (see diagram attached).

**Section 10,100E (see separate sections attached – zinc/vanadium and lead/silver).**

<u>KRC 044</u> 7821610N/500917E, -60deg/339deg

**Drilled to test for mineralisation down to 100m RL. Some exceptionally high silver values were returned from this hole and will be subject to re-check.**

**Zinc**

| | | |
|---|---|---|
| 58m – 59m | 1m | 1.57% |
| 67m – 81m | 14m | 2.95% |
| **(inc 71m – 79m** | **8m** | **3.82%)** |
| 83m – 86m | 3m | 2.05% |
| 128m – 139m | 11m | 2.24% |

**Lead**

| | | |
|---|---|---|
| 67m – 78m | 11m | 1.69% |
| 83m – 85m | 2m | 2.10% |
| 131m – 134m | 3m | 1.84% |
| 137m – 138m | 1m | 1.34% |

**Silver***

| | | | | |
|---|---|---|---|---|
| 71m – 89m | 18m | 98.1 | g/t | (3.15oz/t) |
| 83m – 86m | 3m | 495.2 | g/t | (15.92 oz/t) |

* All silver grades are uncut.

**Vanadium**

| | | |
|---|---|---|
| 12m – 15m | 3m | 3m @ 389 ppm |
| 18m – 19m | 1m | 1m @ 366 ppm |

<u>KRC 042</u> KRC042 7821657N/500889E, -60deg/339deg.

This hole was drilled too far west of the mineralised zone but did intersect some near surface vanadium.

**Vanadium**

| | | |
|---|---|---|
| 9m – 15m | 6m | @ 1,303 ppm |
| **(inc 10m – 12m** | **2m** | **@ 1,895 ppm)** |
| 34m – 35m | 1m | @ 297 ppm |
| 49m – 52m | 3m | @ 426 ppm |
| 58m – 60m | 2m | @ 360 ppm |

**Section 10,000 (see separate sections attached - zinc/vanadium and lead/silver/copper).**

**KRC041** 7821516N/500855E, -60deg/339deg.
Drilled to test for mineralisation down to 150m RL

**Zinc**

| | | |
|---|---|---|
| 90m - 93m | 3m | 1.76% |
| 115m - 124m | 9m | 2.71% |
| 134m - 144m | 10m | 2.25% |

**Lead**

| | | |
|---|---|---|
| 92m - 93m | 1m | 3.95% |
| 113m - 123m | 10m | 2.21% |
| 135m - 143m | 8m | 1.90% |
| 168m - 170m | 2m | 1.80% |

**Silver***

| | | | |
|---|---|---|---|
| 90m - 93m | 3m | 43.80 g/t | (1.41oz/t) |
| 115m - 123m | 8m | 16.37 g/t | |
| 135m - 143m | 8m | 12.96 g/t | |

* All silver grades are uncut.

**Section 9,800 (see section attached)**

**KRC040** 7821460N/500657E, -60deg/339deg.
Drilled to test for mineralisation to 50m RL.

**Zinc**

| | | |
|---|---|---|
| 49m - 51m | 2m | 1.88% |
| 52m - 53m | 1m | 1.14% |
| 54m - 55m | 1m | 1.09% |
| 74m - 75m | 1m | 1.77% |

**Lead**

| | | |
|---|---|---|
| 46m - 78m | 1m | 1.38% |
| 54m - 85m | 10m | 1.44% |
| 68m - 70m | 2m | 1.10% |

**Silver***

| | | |
|---|---|---|
| 54m - 58m | 4m | 10.72 g/t |

* All silver grades are uncut.

**KRC039** 7821434N/500672E, -60deg/339deg
Drilled to test for mineralisation down to 100m RL.

**Zinc**

| | | |
|---|---|---|
| 55m - 57m | 2m | 1.27% |
| 59m - 67m | 8m | 1.50% |
| 69m - 70m | 1m | 2.45% |
| 75m - 78m | 3m | 1.25% |

**Lead**

| | | |
|---|---|---|
| 66m - 67m | 1m | 1.43% |
| 69m - 70m | 1m | 1.87% |

**Silver***

| | | | |
|---|---|---|---|
| 66m - 67m | 1m | 10.06 g/t | |
| 69m - 70m | 1m | 114.53 g/t | (3.68 oz/t) |

* All silver grades are uncut.

<u>KRC043</u> 7821408N/500687E, -60deg/339deg.
Drilled to test for mineralization down to 100m RL.

**Zinc**

| | | |
|---|---|---|
| 87m - 91m | 4m | 1.66% |
| 102m - 109m | 7m | 1.87% |

**Lead**

| | | |
|---|---|---|
| 107m - 108m | 1m | 1.31% |

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
KRC020
KRC051
KRC018
KRC019
KRC042
KRC016
KRC044
KRC046
KRC017
KIH002
KRC038
AP0011
KIH001
KIH004
KRC013
KRC041
KRC035
KIH003
KRC037
KRC014
KRC036
KRC040
KRC015
KRC039
KRC034
KRC043
9,800mE
10,000mE
10,100mE
9,700mE
9,800mE
9,900mE
10,000mE
10,100mE
10,200mE
10,300mE
10,400mE
10,500mE
10,600mE
10,700mE
11,500mE
11,600mE
11,700mE
11,780mE


KRC042
KRC016
KRC044
KRC046
KRC017
SE 150°
Kalahari Sands
Incl 2m@1896ppm V
6m@1018ppm V
10m@2718ppm V
3m@389ppm V
1m@366ppm V
1m@297ppm V
2m@1277ppm V
3m@426ppm V
1m@1.57% Zn
2m@360ppm V
Incl 10m@22.75% Zn
38m@7.69% Zn
14m@2.95% Zn
3m@2.05% Zn
Awaiting Results
3m@3.25% Zn
6m@2.38% Zn
102m
2m@1972ppm V
3m@1.54% Zn
120m
1m@612ppm V
2m@776ppm V
11m@2.24% Zn
150m
163m
50m RL
100m RL
150m RL
1m@3.69% Zn
1m@4.65% Zn
204m
Quartzite
Dolomite
Zinc
Vanadium
50m

Section 10,100mE showing Zinc & Vanadium Results

MOUNT BURGESS MINING N.L.


KRC042
KRC016
KRC044
KRC046
KRC017
SE 150°
Kalahari Sands
2m@1.18% Pb
9m@2.00% Pb
Awaiting Results
9m@2.10% Pb
9m@11.0g/t Ag
50m RL
11m@1.69% Zn
3m@2.10% Pb
2m@13.0g/t Ag
5m@1.76% Pb
7m@14.9g/t Ag
18m@98.1g/t Ag
2m@2.10% Zn
Incl 3m@495.2g/t Ag
102m
11m@3.6g/t Ag
100m RL
120m
4m@3.0g/t Ag
1m@1.72% Pb
2m@10.9g/t Ag
3m@1.84% Pb
1m@1.34% Pb
150m
163m
1m@3.2g/t Ag
150m RL
1m@2.55% Pb
Quartzite
Dolomite
Lead
Silver (uncut)
1m@2.55% Pb
1m@9.6g/t Ag
1m@4.03% Pb
1m@20.8g/t Ag
204m
50m

**Section 10,100mE showing Lead & Silver Results**

MOUNT BURGESS MINING N.L.


KIH002
KRC038
KIH001
AP01
KIH004
KRC041
KIH003
KRC037
SE 150°
Kalahari Sands
5m@335ppm V
3m@237ppm V
3m@545ppm V
Incl 2m@2.65% Zn
Incl 8m@2.04% Zn
13m@200ppm V
Incl 2m@517ppm V
1m@527ppm V
5m@1.25% Zn
10m@1.42% Zn
Incl 7m@2.03% Zn
28m@1.69% Zn
Incl 2m@2.15% Zn
2m@1.02% Zn
3m@296ppm V
50m RL
3m@1.13% Zn
2m@1.31% Zn
11m@1.42% Zn
18m@2.99% Zn
12m@4.31% Zn
10m@3.04% Zn
12m@1.76% Zn
3m@1.76% Zn
90m
8m@3.27% Zn
2m@137ppm V
100m
9m@5.36% Zn
9m@5.36% Zn
9m@2.55% Zn
100m RL
9m@2.71% Zn
120m
127m
14m@1.75% Zn
22m@2.42% Zn
10m@2.25% Zn
Incl 5m@4.05% Zn
150m
150m RL
172m
186m
Zinc
Vanadium
Quartzite
Dolomite
200m
50m

Section 10,000mE showing Zinc & Vanadium Results

MOUNT BURGESS MINING N.L.



KIH002
KRC038
KIH001
AP01-
KIH004
KRC041
KIH003
KRC037
SE 150°
Kalahari Sands
50m RL
100m RL
150m RL
4m@2.16% Pb
10m@31g/t Ag
4m@11g/t Ag
8m@72g/t Ag
6m@3.07% Pb
Incl 5m@97/t Ag
4m@2.03% Pb
6m@22g/t Ag
6m@1.70% Pb
5m@16g/t Ag
1m@24g/t Ag
1m@12g/t Ag
2m@1.63% Pb
19m@35g/t Ag
1m@2.58% Pb
1m@21g/t Ag
9m@1.82% Pb
3m@1.40% Pb
3m@17g/t Ag
9m@1.31% Pb
5m@2.07% Pb
7m@14g/t Ag
1m@1.94% Pb
2m@252g/t Ag
1m@3.95% Pb
3m@43.8g/t Ag
2m@10g/t Ag
6m@1.37% Pb
7m@1.33% Pb
8m@34g/t Ag
100m
7m@1.35% Pb
2m@2.67% Pb
6m@86g/t Ag
7m@78g/t Ag
10m@2.21% Pb
2m@0.4% Cu
2m@64g/t Ag
8m@16.4g/t Ag
120m
127m
8m@1.90% Pb
22m@26.21g/t Ag
8m@13.0g/t Ag
Incl 6m@54.76g/t Ag
12m@2.57% Pb
1m@0.3% Cu
150m
1m@0.1% Cu
4m@1.40% Pb
2m@1.80% Pb
1m@1.06% Pb
172m
186m
200m
Quartzite
Dolomite
Lead
Silver (uncut)
Copper
50m
MOUNT BURGESS MINING N.L.

Section 10,000mE showing Lead, Silver & Copper Results


KRC040
KRC039
KRC043
SE 150°
Kalahari Sands
1m@1.38% Pb
2m@1.88% Zn
1m@1.14% Zn
1m@1.09% Zn
10m@1.44% Pb
2m@1.30% Pb
1m@1.77% Zn
2m@1.27% Zn
4m@10.7g/t Ag
8m@1.50% Zn
1m@1.43% Zn
1m@2.45% Zn
1m@1.87% Zn
3m@1.25% Zn
1m@10.1g/t Ag
1m@14.5g/t Ag
4m@1.66% Zn
7m@1.87% Zn
1m@1.31% Pb
105m
113m
139m
50m RL
100m RL
150m RL
Quartzite
Dolomite
Zinc
Lead
Silver (uncut)
50m

Section 9,800mE showing Zinc, Lead & Silver Results

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

**ASX RELEASE**
19 September 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana
Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC infill drilling on the above project, (see diagram attached).

**Section 10,100E (see separate sections attached – zinc/vanadium and lead/silver).**

KRC 046 7,821,588N/500,929E Dip -60deg Azimuth 339deg:
Drilled to test for mineralisation down to 150m RL.

| | | | |
|---|---|---|---|
| Zinc | | | |
| | 118m - 132m | 14m | 4.50% |
| | (inc 125m - 131m | 6m | 6.30%) |
| | 159m - 161m | 2m | 2.14% |
| Lead | | | |
| | 60m - 61m | 1m | 2.48% |
| | 118m - 132m | 14m | 2.38% |
| Silver* | | | |
| | 60m - 61m | 1m | 21.0 g/t |
| | 118m - 132m | 14m | 24.1 g/t |
| Vanadium | | | |
| | 58m - 60m | 2m | 225ppm |
| Copper | | | |
| | 60m - 61m | 1m | 1.0% |

* All silver grades are uncut.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Alexander Meyer, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Meyer is a full time employee of the Company. Mr Meyer has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Meyer consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Alexander Meyer**
Exploration Manager


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
KRC020
KRC051
KRC018
KRC019
KRC042
KRC016
KRC044
KRC046
KRC017
KIH002
KRC038
KIH001
AP0011
KIH004
KRC013
KRC041
KIH003
KRC037
KRC035
KRC014
KRC036
KRC015
KRC034
KRC040
KRC039
KRC043
10,100mE
11,780mE
11,700mE
11,600mE
11,500mE
10,700mE
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
9,800mE
9,700mE


KRC042
KRC016
KRC044
KRC046
KRC017
SE 150°
Kalahari Sands
2m@1.18% Pb
9m@2.00% Pb
9m@2.10% Pb
9m@10.96g/t Ag
50m RL
1m@2.48% Zn
1m@21.0g/t Ag
1m@1.0% Cu
11m@1.69% Zn
3m@2.10% Pb
2m@12.99g/t Ag
5m@1.76% Pb
7m@14.90g/t Ag
18m@98.1g/t Ag
2m@2.10% Zn
Incl 3m@495.2g/t Ag
102m
100m RL
11m@3.57g/t Ag
120m
14m@2.38% Pb
14m@24.11g/t Ag
4m@2.98g/t Ag
1m@1.72% Pb
2m@10.86g/t Ag
3m@1.84% Pb
1m@1.34% Pb
150m
163m
1m@3.19g/t Ag
150m RL
1m@2.55% Pb
Quartzite
Dolomite
Lead
Silver (uncut)
Copper
1m@2.55% Pb
1m@9.58g/t Ag
1m@4.03% Pb
1m@20.82g/t Ag
204m
50m

**Section 10,100mE showing Lead, Silver & Copper Results**

MOUNT BURGESS MINING N.L.


KRC042
KRC016
KRC044
KRC046
KRC017
SE 150°
Kalahari Sands
Incl 2m@1896ppm V
6m@1018ppm V
10m@2718ppm V
3m@389ppm V
1m@366ppm V
1m@297ppm V
2m@1277ppm V
3m@426ppm V
2m@360ppm V
1m@1.57% Zn
2m@255ppm V
50m RL
Incl 10m@22.75% Zn
38m@7.69% Zn
14m@2.95% Zn
3m@2.05% Zn
3m@3.25% Zn
6m@2.38% Zn
102m
2m@1972ppm V
3m@1.54% Zn
100m RL
120m
14m@4.50% Zn
Incl 6m@6.30% Zn
1m@612ppm V
2m@776ppm V
11m@2.24% Zn
150m
2m@2.14% Zn
163m
150m RL
1m@3.69% Zn
1m@4.65% Zn
204m
Quartzite
Dolomite
Zinc
Vanadium
50m

**Section 10,100mE showing Zinc & Vanadium Results**

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

20 September 2006

RESIGNATION AND APPOINTMENT OF DIRECTORS AND MANAGERS

Mr Martin Lindsay Spence, BSc, MAusIMM, has resigned from the Board of the Company as Director of Exploration.

The Company would like to thank Martin for the contribution that he has made over the last two and a half years to the Company's projects and for the considerable amount of time that he has spent away from his family working in Namibia on the Company's Tsumkwe diamond project and in Botswana, on the Company's Kihabe base metals project.

The Company would like to welcome to the Board as Non-Executive Directors, **Mr Giles Rodney (Rod) Dale, FRMIT, FAusIMM,** Geologist and **Mr Allan Mulligan, NHD Dip Metalliferous Mining, MAusIMM, Mining Engineer** and Managing Director of RSV Australia (Pty) Ltd.

**Mr Dale** qualified in Melbourne as a Geologist in 1959 and has considerable experience in exploring for iron ore, tin, base metals, industrial minerals, gold and uranium. His work has given him extensive exposure in many parts of Australia, Indonesia, China, India, Brazil, Ghana, Zimbabwe and Namibia. Rod has considerable experience in directing mining operations and has held positions as Director and Managing Director of ASX listed exploration and mining companies.

**Mr Mulligan** qualified in South Africa (Wits Tech) as a mining engineer in 1985 and obtained his Mine Managers Certificate of Competency (RSA) in 1986. Allan has had over 20 years experience in mine management and production, including technical assessments, production economics, mine feasibilities and project design and costing. His previous assessments have included the Munni Munni and Panton platinum and palladium deposits in Australia and currently he consults to the Mibango and Luwumbu joint ventures in Tanzania. Allan has operated in a senior management role on all of Lonmin's large underground platinum mines and as mine manager for several mid sized diamond, gold and base metal mines in South Africa. Since migrating to Australia, Allan has had extensive exposure to the junior exploration sector and has held a Non-Executive Directorship with an ASX listed company.

**Mr James Hickey, B Com,** has been appointed **Project Development and Operations Manager for the Kihabe Base Metals Project.** James is the former Managing Director of Dowding Reynards and Associates Pacific (DRAP), the South African based process engineering and project management group of companies. James has extensive experience in the management of project feasibility studies for a wide variety of minerals, along with the design, engineering, construction and commissioning of mineral processing plants for base metals, iron ore, gold, diamonds, chromite, manganese, titanium and tungsten.

**Mr Alex Meyer, BSc, MAusIMM,** currently the Company's Senior Project Geologist has been appointed Exploration Manager.

Nigel Forrester
*Chairman & Managing Director*

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



24 September 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

**EMPLOYEE SHARE OPTION PLAN**

The Company wishes to advise that in accordance with Clause 11.2(3) of its Employee Share Option Plan whereby an option held by an Eligible Employee immediately lapses upon

"the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within 30 days following that event, unless a longer period is otherwise determined by the Directors"

the following will apply:

<u>Options Lapsing</u>

| | |
|---|---|
| ASX Ref MTBAO | 450,000 Options (expiry date 31/12/06) |
| ASX Ref MTBAI | 200,000 Options (expiry date 31/12/09) |

These options have not been exercised and have now lapsed.

Yours faithfully

**Jan Forrester**
**Company Secretary**

***AMENDMENT TO PREVIOUSLY LODGED CORRECTED APPENDIX 3Y SHOWING SHARES ACQUIRED NOT DISPOSED.***

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **MOUNT BURGESS MINING N.L.** |
| **ABN** | **31 009 067 476** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nigel Raymond Forrester |
| **Date of last notice** | 1 August 2006 |

**Part 1 - Change of director's relevant interests in securities**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | |
| **DIRECT INTEREST** | Nigel Raymond Forrester |
| **INDIRECT INTEREST** | Caroline Forrester (daughter)<br>Claire Forrester (daughter) |
| | Jan Forrester (spouse)<br>EST D M Forrester (late mother) |
| | Salto Pty Ltd<br>Beta Man Svc. S/F a/c |
| **Date of change** | 22 September 2006 |
| **No. of securities held prior to change**<br>**DIRECT INTEREST** | |
| **Nigel Raymond Forrester** | 5,897,576 ordinary fp shares<br>1,000,000 unlisted options |
| **INDIRECT INTEREST**<br>**Caroline Forrester (daughter)** | 273,000 ordinary fp shares |
| **Claire Forrester (daughter)** | 61,000 ordinary fp shares |
| **Jan Forrester (spouse)** | 421,910 ordinary fp shares<br>1,000,000 unlisted options |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Est DM Forrester (late mother)** | 13,860 ordinary fp shares |
| **Salto Pty Ltd**<br>**Beta Man Svc S/F a/c** | 1,000,000 ordinary fp shares<br>3,570,000 ordinary fp shares |
| **TOTAL** | 11,237,346 ordinary fp shares<br>1,750,000 unlisted options |
| **Class** | Ordinary fp shares<br>Unlisted Options |
| **Number acquired** | 35,000 |
| **Number Disposed** | nil |
| **Consideration** | $2447.50 |
| **No. of securities held after change** | |
| **DIRECT INTEREST**<br>**Nigel Raymond Forrester** | 5,897,576 ordinary fp shares<br>1,000,000 unlisted options (exerciseable at 25 cents per option – expiry 31/12/2006) |
| **INDIRECT INTEREST**<br>**Caroline Forrester (daughter)**<br>**Claire Forrester (daughter)**<br>**Jan Forrester (spouse)**<br><br>**Est DM Forrester (late mother)**<br>**Salto Pty Ltd**<br>**Beta Man Svc S/F a/c** | 273,000 ordinary fp shares<br>61,000 ordinary fp shares<br>456,910 ordinary fp shares<br>1,000,000 unlisted options<br>13,860 ordinary fp shares<br>1,000,000 ordinary fp shares<br>3,570,000 ordinary fp shares |
| **TOTAL** | 11,272,346 ordinary fp shares<br>2,000,000 unlisted options |
| **Nature of Changes** | On market purchase |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed. | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Lodged: 27 September 2006

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **MOUNT BURGESS MINING N.L.** |
| ABN | **31 009 067 476** |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Allan Mulligan |
| **Date of appointment** | 20 September 2006 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| nil |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Number & class of Securities |
|---|---|
| n/a | |

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | n/a |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

Lodged: 24 September 2006

*Rule :*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Informatio documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | MOUNT BURGESS MINING N.L. |
| ABN | 31 009 067 476 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Allan Mulligan |
| **Date of appointment** | 20 September 2006 |

### Part 1 - Director's relevant interests in securities of which the director is the regist holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| nil |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Number & class of Securities |
|---|---|
| n/a | |

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Detail of contract | n/a |
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| No. and class of securities to which interest relates | |

Lodged: 24 September 2006

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest | Number & class of securities |
|---|---|
| nil | |

**Part 3 – Director's interests in contracts**

| | |
|---|---|
| **Detail of contract** | nil |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

Date: 24 September 2006

+ See chapter 19 for defined terms.

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | MOUNT BURGESS MINING N.L. |
| ABN | 31 009 067 476 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Giles Rodney Dale |
| **Date of appointment** | 20 September 2006 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Number & class of securities |
|---|
| nil |

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest.<br><br>n/a | Number & class of Securities |
|---|---|

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | n/a |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

Lodged: 24 September 2006

CHANGE OF DIRECTOR'S INTEREST NOTICE

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **MOUNT BURGESS MINING N.L.** |
| **ABN** | **31 009 067 476** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Ronald William O'Regan |
| **Date of last notice** | 1 August 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| **Direct or indirect interest** | **Direct** | **Indirect** | **Indirect** | **TOTAL** |
|---|---|---|---|---|
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | Ronald William O'Regan | Mrs Jennifer O'Regan (spouse) | Swan Alley Nominees ISA a/c (held in Citicorp Nominees) | |
| **Date of change** | 22 Sept 2006 | | | |
| No. of securities held prior to change -shares<br>**Unlisted Options** | 2,063,200<br>1,000,000 | 1,136,800 | 550,000 | 3,750,000<br>1,000,000 |
| **Class A**<br>**Class B** | Ord Fl Pd<br>Unlst Opt | | | |
| **Number acquired...Class A** | 100,000 | | | |
| **Number disposed...Class B** | nil | | | |

| | | | | |
|---|---|---|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | | | | $7,000 |
| **No. of securities held after change A**<br>**B** | 2,063,200<br>1,000,000 | 1,136,800 | 650,000 | 3,850,000<br>1,000,000 |
| **Nature of Change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade | | | |

**Part 2 - Change of director's interests in contracts**

*Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Lodged: 24 September 2006

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

# ASX RELEASE

27 September 2006

## SHARE PLACEMENT

The Company is pleased to announce that it has reached agreements to place 9,287,000 shares with professional investors, at an issue price of $0.06 per share, to raise $557,220.

Funds from this placement will be applied to working capital, drilling, metallurgical test work, surveying, geochemical sampling, assaying and geophysical programmes on the Company's base metals and diamond projects in Botswana and Namibia.

The Company is currently engaged in a significant Reverse Circulation infill drilling programme at its Kihabe base metals project in Botswana. This programme is designed to upgrade this 2.4km long zone of mineralisation to a JORC compliant resource to an open pittable depth of 150m. Drilling to date has yielded average grades of 3% zinc, 1% lead and 28 g/t of silver with significant credits of copper and vanadium.

For recent results refer to the Company's website: www.mountburgess.com.

**For further information please contact:**

**Nigel Forrester**
Telephone: +61 89 322 6311
Email: mtb@mountburgess.com
www.mountburgess.com

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

4 October 2006

## ASX RELEASE

The Company wishes to advise in accordance with Listing Rule 4.7.1 that on 4 October it dispatched its Annual Report to security holders. The Annual Report comprises only the documents already given to ASX under Listing Rule 4.5.

JAN FORRESTER
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St. Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St. Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

# NOTICE OF ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of Mount Burgess Mining N.L. will be held in the Jarrah Room, 1st Floor, Holiday Inn, 778 Hay Street, Perth on 9 November 2006 commencing at 10.30 a.m.

**Ordinary Business**

1. **Financial Statements and Reports**

   To receive and consider the annual financial report, together with the Directors' and auditor's reports for the year ended 30 June 2006.

2. **Election of Directors – Ronald William O'Regan**

   To consider and if thought fit pass the following resolution as an **ordinary resolution:**

   That, for all purposes, Ronald William O'Regan, who retires and offers himself for re-election, is re-elected as a Director.

3. **Election of Directors – Giles Rodney Dale**

   To consider and if thought fit pass the following resolution as an **ordinary resolution:**

   That, for all purposes, Mr Giles Rodney Dale appointed to the Board since the last Annual General Meeting of the Company and who retires as a Director and offers himself for re-election, is re-elected as a Director.

4. **Election of Directors – Allan Mulligan**

   To consider and if thought fit pass the following resolution as an **ordinary resolution:**

   That, for all purposes Mr Allan Mulligan, who was appointed to the Board since the last Annual General Meeting of the Company and who retires as a Director and offers himself for re-election, is re-elected as a Director.

5. **Approval of Remuneration Report (Non-binding resolution)**

   To consider and if thought fit pass the following **advisory only resolution**:

   To adopt the Remuneration Report for the year ending 30 June 2006.

6. **Ratification of Previous Securities Issue announced to ASX on 26 April 2006**

   To consider and if thought fit pass the following resolution as an **ordinary resolution:**

   That, for all purposes, Shareholders approve and ratify the allotment and issue of 10,025,000 shares to the parties and for the purposes detailed in the Explanatory Statement.

*Voting Exclusion Statement*
*For the purposes of Listing Rule 7.5, the Company will disregard any votes cast on Resolution 4 by any person who participated in the issue and any of their associates, unless it is cast:*

- *By a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form); or*
- *By the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).*

7. **Ratification of Previous Securities Issue announced to ASX on 28 August 2006**

To consider and if thought fit pass the following resolution as an **ordinary resolution:**

That, for all purposes, Shareholders approve and ratify the allotment and issue of 7,520,000 shares to the parties and for the purposes detailed in the Explanatory Statement.

*Voting Exclusion Statement*
*For the purposes of Listing rule 7.5, the Company will disregard any votes cast on Resolution 4 by any person who participated in the issue and any of their associates, unless it is case:*

- *By a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form); or*
- *By the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).*

**Special Business**

8. **Remuneration of Non Executive Directors**

To consider and if thought fit pass the following resolution as an ordinary resolution:

That, for all purposes, the maximum aggregrate remuneration payable to Non Executive Directors as Directors' fees in any financial year be increased by $65,000 to $ 125,000.

*Voting Exclusion Statement*
*For the purposes of Listing rule 10.17.1, the Company will disregard any votes cast on Resolution 4 by a Director or an associate of a Director unless it is cast:*

- *By a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form); or*
- *By the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).*

**Explanatory Statement**

The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it.

**Proxies**

Please note that:

(a) a Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
(b) a proxy need not be a member of the Company
(c) a Shareholder may appoint a body corporate or an individual as its proxy;
(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and
(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion of number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate of appointment of corporate representative should be completed and lodged in the manner specified below.

**Voting Entitlements**

In accordance with Regulation 7.11.37 and 7.11.38 of the Corporations Regulations 2001, the Board has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 5 p.m. WST on 7 November 2006. Accordingly, transactions registered after that time will be disregarded in determining Shareholders' entitlement to attend and vote at the Annual General Meeting.

**Corporate Representative**

Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative.

By Order of the Board of Directors

Ian Forrester

**Company Secretary**
Mount Burgess Mining N.L.
3 October 2006

## EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's 2006 Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting.

1. **Resolution 1**
   **Financial Statements and Reports**

   As a Shareholder you are entitled to submit one written question to the auditor prior to the Annual General Meeting provided that the question relates to:

   - The content of the auditor's report; to
   - The conduct of the audit in relation to the financial report

   All written questions must be sent to the Company and may not be sent direct to the auditor. The Company will then forward all questions to the auditor.

   The auditor will be attending the Annual General Meeting and will be available to answer questions from Shareholders relevant to:

   - The conduct of the audit;
   - The preparation and content of the auditor's report
   - The accounting policies adopted by the Company in relation to the preparation of the financial statements; and
   - The independence of the auditor in relation to the conduct of the audit.

   The auditor will also answer written questions submitted prior to the Annual General Meeting.

2. **Resolutions 2,3 and 4**
   **Election of Directors**

   In accordance with Listing Rule 14.4 and Clause 13.3 of the Constitution, at every Annual General Meeting, one third of the Directors for the time being must retire from office by rotation and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement.

In addition, Clause 13.6 of the Constitution, requires that any Director appointed by the Board, either to fill a casual vacancy or as an addition to the Board, must retire at the next Annual General Meeting following his or her appointment, but is elegible for re-election at that Annual General Meeting.

**Ronald William O'Regan** retires by rotation at this meeting and, being eligible, offers himself for re-election.

**Giles Rodney Dale**, appointed to the Board since the last Annual General Meeting, now retires. Being eligible he offers himself for election as a Director.

**Allan Mulligan**, appointed to the Board since the last Annual General Meeting, now retires. Being eligible he offers himself for election as a Director.

Details of the candidates are as follows:

### Ronald William O'Regan

Non-executive Director, aged 65, Stockbroker, joined the Board in 2000. Mr O'Regan joined Astaire & Partners, a firm of London stockbrokers in 1968. He became a member of the London Stock Exchange in the 1970s and was appointed to the Board of Astaire & Partners in 1987.

### Giles Rodney Dale

Non-executive Director, aged 68, appointed to the Board on 20 September 2006. Mr Dale qualified in Melbourne as a Geologist in 1959 and has considerable experience in exploring for iron ore, tin, base metals, industrial minerals, gold and uranium. His work has given him extensive exposure in many parts of Australia, Indonesia, China, India, Brazil, Ghana, Zimbabwe and Namibia. Rod has considerable experience in directing mining operations and has held positions as Director and Managing Director of ASX listed exploration and mining companies.

### Allan Mulligan

Non-executive Director, aged 46, appointed to the Board on 20 September 2006. Mr Mulligan qualified in South Africa (Wits Tech) as a mining engineer in 1985 and obtained his Mine Managers Certificate of Competency (RSA) in 1986. Allan has had over 20 years experience in mine management and production, including technical assessments, production economics, mine feasibilities and project design and costing. His previous assessments have included the Munni Munni and Panton platinum and palladium deposits in Australia and currently he consults to the Mibango and Luwumbu joint ventures in Tanzania. Allan has operated in a senior management role on all of Lonmin's large underground platinum mines and as mine manager for several mid sized diamond, gold and base metal mines in South Africa. Since migrating to Australia, Allan has had extensive exposure to the junior exploration sector and has held a Non-Executive Directorship with an ASX listed company.

The expansion of the Company's Board at this point in time is necessary to acquire the expertise required to advance the Company's Kihabe base Metals Project.

The Directors recommend that Shareholders vote in favour of the election of each of these candidates.

3. **Resolution 5**
**Approval of Remuneration Report (Non-binding resolution)**

Shareholders are entitled to vote on the question whether the Remuneration Report as contained in the Annual Report for 2006 is to be adopted.

Shareholders should note that Resolution 3 is an "advisory only" resolution which does not bind the Directors or the Company.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about, or make comments on the Remuneration Report.

4. **Resolutions 6 and 7**
**Ratification of Previous Securities Issues**

Listing Rule 7.1 imposes a limit on the number of equity securities (eg shares or options to subscribe for shares) which a company can issue without shareholder approval. In general terms the limit is that a company may not, without shareholder approval issue in any 12 month period, equity securities which are more than 15% of:

The number of fully paid ordinary shares on issue 12 months before the issue plus

The number of fully paid ordinary shares issued in that 12 months under an exception contained in Listing Rule 7.2 or with Shareholder approval.

Equity securities which are issued under an exception contained in Listing Rule 7.2 or with Shareholder approval do not reduce the number of shares that may be issued by the Company under Listing Rule 7.1

Shareholder approval can be obtained either before or after the equity securities are issued.

Listing rule 7.4 states that an issue by a company of equity securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of listing rule 7.1 if the issue did not breach Listing Rule 7.1 when made and the company's members subsequently approve it.

Under Resolutions 6 and 7, the Company seeks approval from Shareholders for, and ratification of, the previous issues of equity securities as set out opposite.

| Resolution 6<br>Ratification of Issue of Fully Paid Ordinary Shares announced to ASX on 26 April 2006 | | |
|---|---|---|
| **Allottee** | **Issue Price** | **No. of Shares** |
| | | |
| Jules LeClezio | 10 cents | 100,000 |
| Dr D J E Cullen | 10 cents | 100,000 |
| Mrs E K Gosi | 10 cents | 100,000 |
| Mr/s J E & BHJ Reeves | 10 cents | 100,000 |
| Goomong Pty Ltd | 10 cents | 100,000 |
| Mr J P Ferris | 10 cents | 100,000 |
| Mr M Coombe-Tennant | 10 cents | 100,000 |
| KJM (Qld) Pty Ltd | 10 cents | 150,000 |
| Swetha international Pty Ltd | 10 cents | 150,000 |
| Mr/s B F & E B Miers | 10 cents | 200,000 |
| Mimcliffe Pty Ltd | 10 cents | 200,000 |
| Billted Pty Ltd | 10 cents | 200,000 |
| Bradley Resources Company | 10 cents | 200,000 |
| Top Plain Properties Pty Ltd | 10 cents | 200,000 |
| G J Evans | 10 cents | 250,000 |
| Mr V G Swindon | 10 cents | 250,000 |
| Cen Pty Ltd | 10 cents | 250,000 |
| Mrs H Coulson | 10 cents | 250,000 |
| Moosehead Pty Ltd | 10 cents | 300,000 |
| Toltec Holdings P/L | 10 cents | 400,000 |
| R Keene | 10 cents | 500,000 |
| Jeremy Bewick Dowler | 10 cents | 500,000 |
| ANZ Nominees Ltd | 10 cents | 500,000 |
| Chimaera Capital Securities | 10 cents | 500,000 |
| Running Water Ltd | 10 cents | 550,000 |
| Strata Drilling WA Pty Ltd | 10 cents | 1,000,000 |
| Jogib Investments Pty Ltd | 10 cents | 1,000,000 |
| Citicorp Nominees Pty Ltd | 10 cents | 1,775,000 |
| | **TOTAL** | **10,025,000** |

None of the allottees named above are related parties.

| Resolution 7<br>Ratification of Issue of Fully Paid Ordinary Shares announced to ASX on 28 August 2006 | | |
|---|---|---|
| **Allotee** | **Issue Price** | **No of Shares** |
| | | |
| Winterset Investments Pty Ltd | 8 cents | 400,000 |
| AMC Ltd | 8 cents | 400,000 |
| Jeremy Bewick Dowler | 8 cents | 500,000 |
| Reginald Keene | 8 cents | 750,000 |
| Elinora Investments Pty Ltd | 8 cents | 1,000,000 |
| Equity Trustees Limited | 8 cents | 1,875,000 |
| Citicorp Nominees Pty Ltd | 8 cents | 2,595,000 |
| | TOTAL | 7,520,000 |

None of the allottees named above are related parties.

The Company is applying funds raised in both the above placements towards working capital, metallurgical test work, surveying, geophysical surveys, geochemical sampling and drilling etc at both its Kihabe Base Metals Project in Botswana and the Tsumkwe Diamond and Base Metal Project in Namibia.

The Board believes that the ratification of these issues is beneficial for the Company. The Board recommends Shareholders vote in favour of Resolutions 6 and 7 as it allows the Company to ratify the above issues of Shares and retain the flexibility to issue the maximum number of equity securities permitted under Listing Rule 7.1 without shareholder approval.

5. **Resolution 8**
**Remuneration of Non Executive Directors**

Listing Rule 10.17 and Clause 13.9 of the Constitution provide that the maximum aggregate amount of the remuneration payable as Directors' fees to non executive Directors is to be determined by Shareholders in a general meeting.

Executive Directors receive salary and other remuneration in accordance with the terms of their employment agreements, but do not receive directors' fees. The remuneration paid by the Company to executive Directors is not included in the maximum aggregate amount of Directors' fees for the purpose of this resolution.

It has been 10 years since Shareholders last approved an increase in non executive Directors' fees. In 1996 the Company had two non-executive Directors. As of today's date there are five non-executive Directors.

The current maximum aggregate amount is $60,000 per annum and includes Superannuation Guarantee Contributions made by the Company in relation to the non executive Directors.

This resolution seeks Shareholder approval to increase the maximum aggregrate Directors' fees payable to Non Executive Directors in each financial year from $60,000 to $125,000, to be apportioned between them as determined by the Board.

The Directors recommend that Shareholders vote in favour of this resolution. All Directors and their associates are excluded from voting on the resolution.

# MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

## APPOINTMENT OF PROXY

Please return to:
Company Secretary,
C/o Advanced Share Registry Services,
P O Box 1156,
Nedlands, Western Australia 6909
or
110 Stirling Highway, Nedlands,
Western Australia, 6009

I/We ______________________________ (name)

of ______________________________ (address)

being a Shareholder/s of Mount Burgess Mining N.L. and entitled to attend and vote hereby appoint the following proxy/proxies to attend and act on my/our behalf and to vote in accordance with my/our directions at the Annual General Meeting of Mount Burgess Mining N.L. to be held in the Jarrah Room, First Floor, Holiday Inn City Centre, 778 Hay Street, Perth, Western Australia at 10.30 a.m. WST on Thursday 9 November 2006 and at any adjournment of that meeting.

☐ **The Chairman of the meeting**

**OR**

**IMPORTANT:** for Resolutions 6,7 and 8 below:
If the Chairman of the meeting is your proxy, or if appointed your proxy by default and you do not wish to direct him/her how to vote on any of these resolutions, you must mark this box with an "X". By marking this box, you acknowledge that the Chairman of the meeting may exercise your proxy on those resolutions (for which you have not given a direction) even if he/she has an interest in the outcome of the resolution and that votes cast by him/her other than as proxy holder, will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote on any of these resolutions, the Chairman of the meeting will not cast your votes on the resolutions (for which you have not given a direction) on a show of hands or on a poll. The Chairman of the meeting intends to vote undirected proxies in favour of each resolution

**If the person you are appointing as your proxy is someone other than the Chairman of the meeting:**
**Write the name of that person in the box below.**

[ ] [ ] %

**If you hold 2 or more Shares in Mount Burgess Mining N.L., you may appoint a second proxy:**
**Write the name of your second proxy in the box below.**

[ ] [ ] %

You must specify the % of your votes that you authorise your proxy to exercise if:

(a) you have only appointed 1 proxy and do not want him/her to exercise all your votes; or

(b) you have appointed 2 proxies under this proxy form.

If you do not name a proxy or your named proxy fails to attend the meeting, the Chairman of the meeting will be appointed as your proxy to attend and act on your behalf and to vote in accordance with the following directions at the Annual General Meeting of Mount Burgess Mining N.L. to be held in the Jarrah Room, First Floor Holiday Inn City Centre, 778 Hay Street, Perth, Western Australia at 10.30 a.m. WST on Thursday 9 November 2006 and at any adjournment of that meeting.

**Voting directions to your proxy** – Please mark only one of the boxes with an "X" for each resolution to indicate your directions.

| **Ordinary Business** | **For** | **Against** | **Abstain*** |
|---|---|---|---|
| 1. Financial report and directors' and audit reports | ☐ | ☐ | ☐ |
| 2. Election of Directors – Ronald William O'Regan | ☐ | ☐ | ☐ |
| 3. Election of Directors – Giles Rodney Dale | ☐ | ☐ | ☐ |
| 4. Election of Directors – Allan Mulligan | ☐ | ☐ | ☐ |
| 5. Approval of Remuneration Report (Non-binding resolution) | ☐ | ☐ | ☐ |
| 6. Ratification of Previous Securities Issue – 26 April 2006 | ☐ | ☐ | ☐ |
| 7. Ratification of Previous Securities Issue – 28 August 2006 | ☐ | ☐ | ☐ |
| **Special Business** | | | |
| 8. Remuneration of Non Executive Directors | ☐ | ☐ | ☐ |

* **If you mark the "Abstain" box with an 'x' for a particular resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll.**

**PLEASE SIGN HERE:** **This section *must* be signed in accordance with the instructions overleaf.**

| **Individual or Shareholder 1** | **Shareholder 2** | **Shareholder 3** |
|---|---|---|
| | | |
| **Sole Director and Sole Company Secretary** | **Director** | **Director/Company Secretary** |

## Instructions

### 1. Name and Address

Please print your name and address as it appears on your holding statement and the Company's Share Register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated.

### 2. Appointment of Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the Company.

### 3. Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

### 4. Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy please write then name of that person.

To appoint a second proxy you must state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If the Proxy Form does not specify a percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

### 5. Signing Instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign |
| Joint Holding: | where the holding is in more than one name, all the shareholders should sign |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the Company's Share Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |
| | If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission |

### 6. Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be sent or delivered, or sent by facsimile to either the Company's Registered Office, Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000 (Facsimile: ++ 61 8 93224607) or the offices of Advanced Share Registry Services, 110 Stirling Highway, Nedlands, Western Australia 6009. Please note that all Proxy Forms must be received at either of the above addresses not later than 48 hours before the commencement of the meeting, i.e. 10.30 a.m. on 7 November W.S.T. Any Proxy Form received after that time will not be valid for the scheduled meeting.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



**ASX RELEASE**
5 October 2006

## Assay Results from Drilling, Kihabe Base Metals Project, Botswana
## Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC infill drilling on the above project, (see diagram attached).

**Section 11,500E (see separate sections attached – zinc/copper/vanadium and lead/silver).**

<u>KRC 052</u> 7,822,437N/502054E Dip -60deg Azimuth 159deg
Drilled to test for mineralisation down to 150m RL

| | | | | |
|---|---|---|---|---|
| Zinc | | | | |
| | 126m - 146m | 20m | @ 2.09% | |
| | **(inc 126m - 128m** | **2m** | **@ 4.54%** | |
| | **144m - 145m** | **1m** | **@ 4.01%)** | |
| | 152m - 154m | 2m | @ 1.53% | |
| | 157m - 158m | 1m | @ 1.47% | |
| | 164m - 174m | 10m | @ 2.04% | |
| | 176m - 177m | 1m | @ 3.66% | |
| Copper | | | | |
| | 63m - 65m | 2m | @ 0.12% | |
| | 69m - 77m | 8m | @ 0.13% | |
| | 80m - 84m | 4m | @ 0.11% | |
| | 86m - 89m | 3m | @ 0.15% | |
| | 92m - 94m | 2m | @ 0.16% | |
| | 113m - 114m | 1m | @ 0.11% | |
| | 115m - 140m | 25m | @ 0.36% | |
| | **(inc 125m - 133m** | **8m** | **@ 0.63%)** | |
| | 142m - 143m | 1m | @ 0.14% | |
| | 144m - 145m | 1m | @ 0.15% | |
| Lead | | | | |
| | 133m - 145m | 12m | @ 2.62% | |
| | 152m - 153m | 1m | @ 1.40% | |
| | 167m - 170m | 3m | @ 1.87% | |
| | 172m - 174m | 2m | @ 1.32% | |
| Silver | | | | |
| | 116m - 117m | 1m | @ 11.8g/t | |
| | 119m - 121m | 2m | @ 14.1g/t | |
| | 122m - 146m | 24m | @ 29.1g/t | |
| | **(inc 125m - 132m** | **7m** | **@ 47.1g/t** | **(1.51oz/t)** |
| | **143m - 145m** | **2m** | **@ 45.3g/t)** | **(1.46oz/t)** |
| | 152m - 153m | 1m | @ 10.6g/t | |
| | 168m - 170m | 2m | @ 16.3g/t | |

**Vanadium**

| | | |
|---|---|---|
| 142m - 143m | 1m | @ 604ppm |

<u>KRC049</u> 7,822,413N/502060E Dip -60deg Azimuth159deg
Drilled to test for mineralisation down to 100m RL

**Zinc**

| | | |
|---|---|---|
| 68m - 113m | 45m | @ 2.02% |
| 122m - 126m | 4m | @ 1.40% |
| 136m - 141m | 5m | @ 2.01% |

**Copper**

| | | |
|---|---|---|
| 28m - 65m | 37m | @ 0.20% |
| **(inc 36m - 38m** | **2m** | **@ 0.26%** |
| **52m - 57m** | **5m** | **@ 0.39%** |
| **59m - 61m** | **2m** | **@ 0.38%)** |
| 69m - 70m | 1m | @ 0.12% |
| 73m - 74m | 1m | @ 0.17% |

**Lead**

| | | |
|---|---|---|
| 71m - 84m | 13m | @ 2.21% |
| 85m - 88m | 3m | @ 2.01% |
| 91m - 98m | 7m | @ 1.91% |
| 104m - 106m | 2m | @ 1.78% |
| 109m - 110m | 1m | @ 1.03% |
| 123m - 124m | 1m | @ 1.07% |

**Silver**

| | | |
|---|---|---|
| 71m - 84m | 13m | @ 21.4 g/t |
| 85m - 88m | 3m | @ 12.2 g/t |
| 92m - 94m | 2m | @ 16.6 g/t |
| 104m - 106m | 2m | @ 25.5 g/t |
| 109m - 112m | 3m | @ 13.3 g/t |

<u>KRC 048</u> 7,822,391N/502077E Dip -60deg Azimuth 159deg
Drilled to test for mineralisation down to 50m RL.

**Zinc**

| | | |
|---|---|---|
| 49m - 53m | 4m | @ 1.87% |
| 55m - 63m | 8m | @ 2.08% |
| 70m - 71m | 1m | @ 1.12% |
| 74m - 75m | 1m | @ 1.09% |
| 91m - 94m | 3m | @ 1.31% |

**Copper**

| | | |
|---|---|---|
| 10m - 19m | 9m | @ 0.12% |
| 22m - 23m | 1m | @ 0.10% |
| 33m - 35m | 2m | @ 0.16% |
| 72m - 73m | 1m | @ 0.27% |

**Lead**

| | | |
|---|---|---|
| 50m - 63m | 13m | @ 2.14% |
| 72m - 73m | 1m | @ 1.99% |

**Silver**

| | | |
|---|---|---|
| 50m - 52m | 2m | @ 23.9 g/t |
| 60m - 63m | 3m | @ 39.3 g/t (1.26 oz/t) |
| 72m - 74m | 2m | @ 120.9 g/t (3.88 oz/t) |

Section 10,200E (see separate section attached)

**KRC051** 7,821,668N/500,998E Dip -60deg Azimuth 339deg
Drilled to test for any western extensions of mineralisation down to 100m RL

| | | | |
|---|---|---|---|
| **Zinc** | | | |
| | 81m - 84m | 3m | @ 1.95% |
| | 85m - 87m | 2m | @ 1.27% |
| | 93m - 104m | 11m | @ 1.88% |
| **Lead** | | | |
| | 81m - 82m | 1m | @ 1.38% |
| | 102m - 103m | 1m | @ 2.39% |
| **Silver** | | | |
| | 102m - 103m | 1m | @ 10.8 g/t |
| **Vanadium** | | | |
| | 9m - 12m | 3m | @ 549 ppm |
| | 35m - 36m | 1m | @ 255 ppm |

Results from Drill Holes KRC018, KRC019 and KRC020 on this section have previously been announced.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Alex Meyer, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Meyer is a full time employee of the Company. Mr Meyer has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Meyer consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or

**Alexander Meyer**
Exploration Manager


12,000mE
11,900mE
11,800mE
11,700mE
11,600mE
11,500mE
10,900mE
10,800mE
10,700mE
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
9,800mE
9,700mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
Drilling
Soil Geochem Sampling Area


KRC052
KRC049
KRC048
SE 150°
Kalahari Sands
9m@0.12% Cu
1m@0.10% Cu
2m@0.16% Cu
incl 2m@0.26% Cu
37m@0.20% Cu
4m@1.87% Zn
8m@2.08% Zn
incl 5m@0.39% Cu
incl 2m@0.38% Cu
50m RL
2m@0.12% Cu
1m@0.12% Cu
1m@1.12% Zn
1m@0.27% Cu
1m@0.17% Cu
1m@1.09% Zn
8m@0.13% Cu
4m@0.11% Cu
3m@0.15% Cu
2m@0.16% Cu
3m@1.31% Zn
45m@2.02% Zn
108m
1m@0.11% Cu
100m RL
25m@0.36% Cu
4m@1.40% Zn
incl 2m@4.54% Zn
incl 8m@0.63% Cu
20m@2.09% Zn
5m@2.01% Zn
1m@604ppm V
3m@0.11% Cu
incl 1m@4.01% Zn
146m
2m@1.53% Zn
1m@1.47% Zn
10m@2.04% Zn
150m RL
1m@3.66% Zn
181m
Zinc
Copper
Vanadium
Quartzite
Dolomite
50m

**Section 11,500mE showing Zinc, Copper and Vanadium Results**

MOUNT BURGESS MINING N.L.



KRC052
KRC049
KRC048
SE 150°
Kalahari Sands
2m@23.9g/t Ag
13m@2.14% Pb
50m RL
3m@39.3g/t Ag
1m@1.99% Pb
2m@120.9g/t Ag
13m@2.21% Pb
13m@21.4g/t Ag
3m@2.01% Pb
3m@12.2g/t Ag
2m@16.6g/t Ag
7m@1.91% Pb
2m@1.78% Pb
2m@25.5g/t Ag
1m@1.03% Pb
3m@13.3g/t Ag
108m
100m RL
1m@11.8g/t Ag
2m@14.1g/t Ag
1m@1.07% Pb
incl 7m@47.1g/t Ag
24m@29.1g/t Ag
incl 2m@45.3g/t Ag
12m@2.62% Pb
146m
1m@1.40% Pb
1m@10.6g/t Ag
3m@1.87% Pb
2m@16.3g/t Ag
2m@1.32% Pb
150m RL
181m
Quartzite
Dolomite
Lead
Silver
(grades uncut)
50m
MOUNT BURGESS MINING N.L.


Section 11,500mE showing Lead and Silver Results



KRC020
KRC051
KRC018
KRC019
SE 150°
Kalahari Sands
1m@2.08% Zn
3m@549ppm V
1m@255ppm V
5m@650ppm V
3m@1.51% Pb
incl 1m@1746ppm V
5m@2.49% Zn
2m@15.1g/t Ag
2m@6.73% Zn
50m RL
6m@1.43% Pb
4m@1.97% Zn
6m@24.1g/t Ag
1m@1.38% Pb
3m@1.95% Zn
2m@1.27% Zn
2m@1.30% Zn
3m@1.26% Pb
5m@582.8ppm V
4m@2.36% Zn
1m@19.95g/t Ag
2m@3.19% Zn
11m@1.88% Zn
1m@1.44% Pb
1m@2.39% Pb
2m@2.08% Zn
1m@10.8g/t Ag
2m@1.24% Zn
4m@1.54% Zn
13m@1.47% Zn
1m@1.87% Pb
100m RL
2m@1.14% Zn
1m@27.93g/t Ag
3m@1.51% Zn
4m@1.66% Zn
132m
6m@2.20% Zn
2m@1.65% Zn
5m@1.23% Pb
8m@3.46% Zn
incl 7m@3.09% Zn
4m@1.65% Pb
4m@1.49% Pb
incl 4m@5.36% Zn
incl 4m@4.09% Zn
151m
1m@1.14% Pb
24m@2.56% Zn
43m@4.65g/t Ag
4m@1.07% Pb
150m RL
incl 5m@3.08% Zn
17m@2.32% Zn
1m@1.00% Pb
Zinc
Lead
Silver
(grades uncut)
Vanadium
Quartzite
Dolomite
204m
50m
MOUNT BURGESS MINING N.L.


Section 10,200mE showing Zinc, Lead, Silver and Vanadium results

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



**ASX RELEASE**
10 October 2006

## Assay Results from Drilling, Kihabe Base Metals Project, Botswana
## Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC infill drilling on the above project, (see diagram attached).

**Section 11,600E (see separate sections attached – zinc/vanadium and lead/copper/silver).**

<u>KRC054</u> 10,085N (WGS 7822456N/502158E) Dip - 60 deg Azimuth 159 deg
Drilled to test for mineralisation down to 100m RL, returned the following assays:

| | | | | |
|---|---|---|---|---|
| Zinc | | | | |
| | 65m - 91m | 26m | @ 3.34% | |
| | **(inc 76m - 81m** | **5m** | **@ 6.20%** | |
| | **85m - 87m** | **2m** | **@ 4.13%)** | |
| | 97m - 101m | 4m | @ 1.54% | |
| | 102m - 104m | 2m | @ 2.11% | |
| | 110m - 114m | 4m | @ 2.20% | |
| Copper | | | | |
| | 111m - 113m | 2m | @ 0.13% | |
| Lead | | | | |
| | 72m - 82m | 10m | @ 1.42% | |
| | 84m - 87m | 3m | @ 1.27% | |
| | 89m - 90m | 1m | @ 1.03% | |
| | 102m - 103m | 1m | @ 1.03% | |
| | 111m - 112m | 3m | @ 1.25% | |
| Silver | | | | |
| | 65m - 74m | 9m | @ 43.53g/t | (1.40oz/t) |
| | **(inc 69m - 73m** | **4m** | **@ 81.71g/t** | **(2.63oz/t))** |
| | 76m - 79m | 3m | @ 15.60g/t | |
| | 80m - 81m | 1m | @ 12.50g/t | |
| | 86m - 87m | 1m | @ 12.06g/t | |
| | 89m - 90m | 1m | @ 36.37g/t | (1.17oz/t) |
| | 102m - 104m | 2m | @ 16.13g/t | |
| | 111m - 113m | 2m | @ 20.18g/t | |
| Vanadium | | | | |
| | 65m - 70m | 5m | @ 510ppm | |
| | 88m - 89m | 1m | @ 516ppm | |

Results from AP0012, KIH006, KIH007 and KIH010 on this section have previously been announced.

Results for KRC056, KRC058 and KRC059 on this section are still pending.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results from other sections are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or

**Rod Dale**
Technical Director of Geology


12,000mE
11,900mE
11,800mE
11,700mE
11,600mE
11,500mE
11,400mE
11,300mE
10,900mE
10,800mE
10,700mE
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
9,800mE
9,700mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
Drilling
Soil Geochem Sampling Area



KRC058
KRC056
KRC054
KRC059
KIH010
KIH007
AP012
KIH006
SE 149°
Kalahari Sands
Awaiting Results
Awaiting Results
Awaiting Results
2m@1.44% Zn
17m@551ppm V
13m@1.24% Zn
1m@1549ppm V
1m@273ppm V
2m@644ppm V
12m@1.54% Zn
1m@345ppm V
3m@3.43% Zn
7m@870ppm V
50m RL
1m@2.66% Zn
5m@510ppm V
26m@3.34% Zn
incl 5m@6.20% Zn
incl 2m@4.13% Zn
1m@516ppm V
99m@2.65% Zn
4m@1.54% Zn
2m@2.11% Zn
100m
97m
4m@2.20% Zn
100m RL
121m
1m@271ppm V
2m@342ppm V
1m@292ppm V
142m
Quartzite
Dolomite
151m
157m
171m
150m RL
Zinc
Vanadium
50m


Section 11,600mE showing Zinc and Vanadium Results

MOUNT BURGESS MINING N.L.


KRC058
KRC056
KRC054
KRC059
KIH010
KIH007
AP012
KIH006
SE 149°
Kalahari Sands
Awaiting Results
Awaiting Results
Awaiting Results
3m@0.15% Cu
1m@5.70% Pb
1m@1.59% Pb
9m@1.09% Pb
1m@0.15% Cu
4m@12.0g/t Ag
4m@1.23% Pb
1m@1.16% Pb
1m@1.95% Pb
18m@1.82% Pb
1m@0.12% Cu
1m@0.11% Cu
5m@0.10% Cu
53m@90.2g/t Ag
1m@13.0g/t Ag
1m@14.0g/t Ag
2m@14.0g/t Ag
3m@1.27% Pb
50m RL
2m@4.78% Pb
2m@1.28% Pb
9m@43.5g/t Ag
incl 4m@81.7g/t Ag
10m@1.42% Pb
3m@15.6g/t Ag
1m@12.5g/t Ag
1m@1.09% Pb
3m@1.27% Pb
5m@1.86% Pb
1m@0.11% Cu
1m@6.12% Pb
1m@2.45% Cu
3m@0.18% Cu
1m@0.12% Cu
1m@12.1g/t Ag
1m@36.4g/t Ag
1m@1.03% Pb
2m@16.1g/t Ag
1m@1.03% Pb
100m
97m
13m@2.46% Pb
3m@1.25% Pb
2m@0.13% Cu
2m@20.2g/t Ag
2m@1.28% Pb
100m RL
1m@0.12% Cu
121m
12m@2.67% Pb
58m@61.0g/t Ag
3m@0.43% Cu
142m
Quartzite
Dolomite
157m
151m
171m
150m RL
Lead
Silver (uncut)
Copper
50m
MOUNT BURGESS MINING N.L.

Section 11,600mE showing Lead, Silver and Copper Results

# Appendix 3Y
## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | MOUNT BURGESS MINING N.L. |
| ABN | 31 009 067 476 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nigel Raymond Forrester |
| **Date of last notice** | 27 September 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | |
| **DIRECT INTEREST** | Nigel Raymond Forrester |
| **INDIRECT INTEREST** | Caroline Forrester (daughter)<br>Claire Forrester (daughter) |
| | Jan Forrester (spouse)<br>EST D M Forrester (late mother) |
| | Salto Pty Ltd<br>Beta Man Svc. S/F a/c |
| **Date of change** | 9 /10 October 2006 |
| **No. of securities held prior to change**<br>**DIRECT INTEREST** | |
| **Nigel Raymond Forrester** | 5,897,576 ordinary fp shares<br>1,000,000 unlisted options |
| **INDIRECT INTEREST**<br>**Caroline Forrester (daughter)** | 273,000 ordinary fp shares |
| **Claire Forrester (daughter)** | 61,000 ordinary fp shares |
| **Jan Forrester (spouse)** | 456,910 ordinary fp shares<br>1,000,000 unlisted options |
| **Est DM Forrester (late mother)** | 13,860 ordinary fp shares |
| **Salto Pty Ltd**<br>**Beta Man Svc S/F a/c** | 1,000,000 ordinary fp shares<br>3,570,000 ordinary fp shares |

+ See chapter 19 for defined terms.

| | |
|---|---|
| TOTAL | 11,272,346 ordinary fp shares<br>2,000,000 unlisted options |
| Class | Ordinary fp shares<br>Unlisted Options |
| **Number acquired** | 55,000 |
| **Number Disposed** | nil |
| **Consideration** | $3,475.00 |
| **No. of securities held after change** | |
| DIRECT INTEREST<br>**Nigel Raymond Forrester** | 5,897,576 ordinary fp shares<br>1,000,000 unlisted options (exerciseable at 25 cents per option ) |
| INDIRECT INTEREST<br>**Caroline Forrester (daughter)**<br>**Claire Forrester (daughter)**<br>**Jan Forrester (spouse)**<br><br>**Est DM Forrester (late mother)**<br>**Salto Pty Ltd**<br>**Beta Man Svc S/F a/c** | <br>273,000 ordinary fp shares<br>61,000 ordinary fp shares<br>511,910 ordinary fp shares<br>1,000,000 unlisted options<br>13,860 ordinary fp shares<br>1,000,000 ordinary fp shares<br>3,570,000 ordinary fp shares |
| TOTAL | 11,327,346 ordinary fp shares<br>2,000,000 unlisted options |
| **Nature of Changes** | On market purchase |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |

| | |
|---|---|
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Lodged: 11 October 2006

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

11 October 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT

For the purposes of 708A of the Corporations Act 2001 ("Commonwealth") ("Act"), the Company has allotted 9,287,000 shares at an issue price of 6 cents without disclosure to investors under Part 6D.2 of the Act, and provides this notice in accordance with Section 708A(5)(e). Further, at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and Section 674 of the Act. In addition, as at the date of this notice there is no "excluded information" (as defined in Section 708A(7) and (8) of the Act), required to be disclosed by the Company.

**Jan Forrester**
**Company Secretary**

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| |
|---|
| MOUNT BURGESS MINING N.L. |

ABN

| |
|---|
| 31 009 067 476 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | **Ordinary Fully Paid** |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | **9,287,000** |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | **Fully paid ordinary shares @ an issue price of $0.06 each** |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend. (in the case of a trust. distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **YES** |
| 5 | Issue price or consideration | **$0.06** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Funds from this placement will be applied to working capital, metallurgical testwork, surveying, geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana.<br><br>An infill drilling programme is underway at the Company's Kihabe base metals project in Botswana, with the intention of bringing the 2.4km long zone of zinc, lead, copper, silver and vanadium mineralization into a JORC compliant resource/reserve. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **12 October 2006** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **205,722,000** | **Ordinary Fully Paid** |

+ See chapter 19 for defined terms.

| | Number | +Class |
|---|---|---|
| 9 *Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)* | 3,000,000 | Unlisted employee share options expiring 31/12/10 (ASX Ref MTBAS) |
| | 400,000 | Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO) |
| | 50,000 | Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ) |
| | 1,850,000 | Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI) |
| | 2,800,000 | Unlisted employee share Options expiring 31/12/2011 (ASX Ref MTBAC) |

All above options exercisable at 25 cents

| | |
|---|---|
| 10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | N/A |

## Part 2 - Bonus issue or pro rata issue

| | |
|---|---|
| 11 Is security holder approval required? | |
| 12 Is the issue renounceable or non-renounceable? | |
| 13 Ratio in which the +securities will be offered | |
| 14 +Class of +securities to which the offer relates | |
| 15 +Record date to determine entitlements | |
| 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

| |
|---|
| |

33 +Despatch date

| |
|---|
| / |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *Jan Forrester* Date: 11 October 2006
(Director)

Print name: JAN FORRESTER.

== == == == ==

+ See chapter 19 for defined terms.

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com




**ASX RELEASE**
13 October 2006

## Assay Results from Drilling, Kihabe Base Metals Project, Botswana
## Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC infill drilling on the above project, (see diagram attached).

**Section 11,600E (see section attached).**

<u>KRC056</u> 10,110N (*WGS84 Z34 Sth* 7,822,475N/502,147E) Dip – 60 deg
Azimuth 159 deg

Drilled to test for mineralisation down to 150m RL, returned the following assays:

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 61 | 62 | | | 3m 0.17% | | | |
| 62 | 63 | | | | | | |
| 63 | 64 | | | | | | |
| 64 | 65 | | 1.36% | | | 16.5g/t | 0.53oz/t |
| 67 | 68 | | | 0.11% | | | |
| 69 | 70 | | | 2m 0.13% | | | |
| 70 | 71 | | | | | | |
| 72 | 73 | | | 3m 0.16% | | | |
| 73 | 74 | | | | | | |
| 74 | 75 | | | | | | |

*(cont'd...)*

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 99 | 100 | | | 2m | | | |
| 100 | 101 | | | 0.21% | | 5m | 4.00oz/t |
| 101 | 102 | | | | | 124.4g.t | |
| 102 | 103 | | | | | | |
| 103 | 104 | | | | | | |
| 104 | 105 | | | | | | |
| 105 | 106 | | | | | | |
| 106 | 107 | | | | | | |
| 107 | 108 | | 9m | | | | |
| 108 | 109 | | 1.51% | | | 19.5g/t | 0.63oz/t |
| 109 | 110 | | | | | | |
| 110 | 111 | 22m | | | | 3m | 0.41oz/t |
| 111 | 112 | 2.12% | | | | 12.7g/t | |
| 112 | 113 | | | | | | |
| 113 | 114 | | | | | | |
| 114 | 115 | | | | | | |
| 115 | 116 | | | | | | |
| 116 | 117 | | | | | | |
| 117 | 118 | | | | | | |
| 118 | 119 | | | | | | |
| 119 | 120 | | | | | | |
| 120 | 121 | | | | | | |
| 121 | 122 | | 2.61% | 0.10% | | 73.6g/t | 2.37oz/t |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 125 | 126 | | | | | 11.9g/t | 0.38oz/t |
| 126 | 127 | | | | | | |
| 127 | 128 | | | | | | |
| 128 | 129 | | | | | | |
| 129 | 130 | | | | | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | | | | | |
| 132 | 133 | | | | | | |
| 133 | 134 | | 1.17% | | | | |
| 134 | 135 | | | | | | |
| 135 | 136 | | | | | | |
| 136 | 137 | | | | | | |
| 137 | 138 | 27m | | | | | |
| 138 | 139 | 1.60% | | | | | |
| 139 | 140 | | | | | | |
| 140 | 141 | | | | | 10.4g/t | 0.33oz/t |
| 141 | 142 | | | | | | |
| 142 | 143 | | | | 3m | | |
| 143 | 144 | | | | 328ppm | | |
| 144 | 145 | | | | | | |
| 145 | 146 | | | | | | |
| 146 | 147 | | | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | 4m | | |
| 150 | 151 | | | | 808ppm | | |
| 151 | 152 | | | | | | |

**KRC058** 10,130N (*WGS84 Z34 Sth* 7,822,488N/502,127E) Dip - 60 deg
Azimuth 159 deg

Drilled to test for mineralisation down to 150m RL, returned the following assays:

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 70 | 71 | | | | 265ppm | | |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | | | |
| 89 | 90 | | | 8m | | | |
| 90 | 91 | | | 0.32% | | | |
| 91 | 92 | | | | | | |
| 92 | 93 | | | | | | |
| 93 | 94 | | | incl | | | |
| 94 | 95 | | | 2m 0.70% | | | |
| 100 | 101 | | | 0.11% | | | |
| 112 | 113 | | | | | | |
| 113 | 114 | | | 3m | | | |
| 114 | 115 | | | 0.19% | | | |
| 116 | 117 | | | | | | |
| 117 | 118 | | | | | | |
| 118 | 119 | | | | | | |
| 119 | 120 | 7m | 5m | | | 5m | 0.44oz/t |
| 120 | 121 | 2.07% | 3.34% | | | 13.8g/t | |
| 121 | 122 | | | | | | |
| 122 | 123 | | | | | | |
| 125 | 126 | 2m | | | | | |
| 126 | 127 | 1.29% | | | | | |
| 135 | 136 | 1.58% | | 0.27% | | 84.2g/t | 2.71oz/t |
| 139 | 140 | 1.22% | | | | | |
| 140 | 141 | | | | | 13.4g/t | 0.43oz/t |

*(cont'd...)*

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 143 | 144 | | | | | | |
| 144 | 145 | | | | | | |
| 145 | 146 | | | | | | |
| 146 | 147 | | | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | | | |
| 150 | 151 | | | | | | |
| 151 | 152 | | | | | | |
| 152 | 153 | | | | | | |
| 153 | 154 | | | | | | |
| 154 | 155 | | | | | | |
| 155 | 156 | 26m | 1.14% | | | | |
| 156 | 157 | 1.68% | | | | | |
| 157 | 158 | | 1.35% | | | | |
| 158 | 159 | | | | | | |
| 159 | 160 | | | | | | |
| 160 | 161 | | | | | | |
| 161 | 162 | | 2m | | | 2m | 1.02oz/t |
| 162 | 163 | | 2.12% | 0.14% | | 31.8g/t | |
| 163 | 164 | | | | | | |
| 164 | 165 | | | | | | |
| 165 | 166 | | 2m | | | 31.9g/t | 1.03oz/t |
| 166 | 167 | | 1.71% | | | | |
| 167 | 168 | | | | 4m | | |
| 168 | 169 | | | | 930ppm | | |
| 169 | 170 | | | | | | |

Results from AP0012, KIH006, KIH007, KIH010 and KRC054 on this section have previously been announced.

Results for KRC059 on this section are still pending.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results from other sections are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director of Geology


KRC058
KRC056
KRC054
KRC059
KIH010
KIH007
AP012
KIH006
SE 149°
Kalahari Sands
Awaiting Results
17m-551ppm V
9m-1.09% Pb
53m-90.2g/t Ag
13m-1.24% Zn
12m-1.54% Zn
18m-1.82% Pb
7m-870ppm V
50m RL
5m-510ppm V
5m-0.40% Cu
9m-43.5g/t Ag
26m-3.34% Zn
10m-1.42% Pb
5m-1.86% Pb
99m-2.65% Zn
8m-0.32% Cu
5m-124.4g/t Ag
100m
97m
22m-2.12% Zn
9m-1.51% Pb
13m-2.46% Pb
100m RL
5m-13.8g/t Ag
5m-3.34% Pb
7m-2.07% Zn
12m-2.67% Pb
121m
27m-1.60% Zn
58m-61.0g/t Ag
142m
Quartzite
Dolomite
4m-808ppm V
151m
26m-1.68% Zn
157m
4m-930ppm V
171m
150m RL
Zinc
Lead
Silver
Vanadium
Copper
50m

**Section 11,600mE showing Zinc, Lead, Silver, Vanadium and Copper Results**

MOUNT BURGESS MINING N.L.

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



# ASX RELEASE

16 October 2006

## Assay Results from Drilling, Kihabe Base Metals Project, Botswana
## Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC infill drilling on the above project, (see diagram attached).

**Section 11,600E (see section attached).**

<u>KRC059</u> 10,055N (*WGS84 Z34 Sth* 7,822,422N/502,176E) Dip – 60 deg Azimuth 159 deg
Drilled to confirm mineralisation in KIH010, returned the following assays:

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 25 | 26 | | | 2m 0.10% | | | |
| 26 | 27 | 1.70% | | | 478ppm | 20.5g/t | 0.66oz/t |
| 30 | 31 | | | | | | |
| 31 | 32 | 4m 1.93% | | | 4m 899ppm | | |
| 32 | 33 | | | | | | |
| 33 | 34 | | 1.04% | | | | |
| 34 | 35 | | | | | | |
| 44 | 45 | 1.20% | | | | 6m 34.5g/t | 1.11oz/t |
| 45 | 46 | | 3m 2.49% | | | | |
| 46 | 47 | | | | | | |
| 47 | 48 | 21m 2.2% | | | | | |
| 48 | 49 | | | | | | |
| 49 | 50 | | | | | | |
| 50 | 51 | | | | | | |
| 51 | 52 | | | | | | |
| 52 | 53 | | | | | 7m 18.4g/t | 0.59oz/t |
| 53 | 54 | | 7m 1.58% | | | | |
| 54 | 55 | | | | | | |
| 55 | 56 | | | | | | |
| 56 | 57 | | | | | | |
| 57 | 58 | | | | | | |
| 58 | 59 | | | | | | |
| 59 | 60 | | | | | | |
| 60 | 61 | | | | | | |
| 61 | 62 | | | | | | |
| 62 | 63 | | | | | | |
| 63 | 64 | | | | | | |
| 64 | 65 | | | | | | |
| 65 | 66 | | 1.04% | | | 18.0g/t | 0.58oz/t |
| 66 | 67 | | | | | | |
| 67 | 68 | | | | | | |
| 79 | 80 | | | | | 14.7g/t | 0.47oz/t |
| 89 | 90 | | | | 407ppm | | |

Results from AP0012, KIH006, KIH007, KIH010, KRC054, KRC056 and KRC058 on this section have previously been announced.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results from other sections are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director of Geology



KRC058
KRC056
KRC054
KIH010
KRC059
KIH007
AP012
SE 149°
Kalahari Sands
17m-551ppm V
9m-1.09% Pb
4m-899ppm V
13m-1.24% Zn
53m-90.2g/t Ag
12m-1.54% Zn
6m-34.5g/t Ag
18m-1.82% Pb
7m-18.4g/t Ag
7m-870ppm V
7m-1.58% Pb
50m RL
5m-0.10% Cu
5m-510ppm V
9m-43.5g/t Ag
26m-3.34% Zn
10m-1.42% Pb
5m-1.86% Pb
8m-0.32% Cu
99m-2.65% Zn
5m-124.4g/t Ag
22m-2.12% Zn
9m-1.51% Pb
13m-2.46% Pb
97m
100m
121m
100m RL
5m-13.8g/t Ag
5m-3.34% Pb
7m-2.07% Zn
12m-2.67% Pb
27m-1.60% Zn
58m-61.0g/t Ag
142m
Quartzite
4m-808ppm V
Dolomite
157m
26m-1.68% Zn
4m-930ppm V
171m
150m RL
KRC059
4m-899ppm V
6m-34.5g/t Ag
22m-2.22% Zn
7m-18.4g/t Ag
7m-1.58% Pb
97m
Zinc
Lead
Silver
Vanadium
Copper
50m


**Section 11,600mE showing Zinc, Lead, Silver, Vanadium and Copper Results**

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

23 October 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

EMPLOYEE SHARE OPTION PLAN

The Company wishes to advise that in accordance with Clause 11.2(3) of its Employee Share Option Plan whereby an option held by an Eligible Employee immediately lapses upon

"the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within 30 days following that event, unless a longer period is otherwise determined by the Directors"

the following will apply:

<u>Options Lapsing</u>

| | |
|---|---|
| ASX Ref MTBAI | 500,000 Options (expiry date 31/12/09) |
| ASX Ref MTBAS | 500,000 Options (expiry date 31/12/10) |

These options have not been exercised and have now lapsed.

Yours faithfully

**Jan Forrester**
**Company Secretary**

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

# ASX RELEASE

27 October 2006

## Assay Results from Drilling, Kihabe Base Metals Project, Botswana
## Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC resource infill drilling on the above project, (see diagram attached).

**Section 11,700E (see section attached).**

**KRC067** 11,697E/10,124N, Dip – 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 100m RL.

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 91 | 92 | | | | 2m | 0.50oz/t |
| 92 | 93 | | 1.26% | | 15.4g/t | |
| 93 | 94 | | | | | |
| 94 | 95 | | | | | |
| 95 | 96 | | | | 2m | 0.58oz/t |
| 96 | 97 | incl 1m 4.60% | | | 18.1g/t | |
| 97 | 98 | | | | | |
| 98 | 99 | | | | | |
| 99 | 100 | incl 3m | | | 10.8g/t | 0.35oz/t |
| 100 | 101 | 3.16% | | | | |
| 101 | 102 | | 14m | | | |
| 102 | 103 | | 1.65% | | | |
| 103 | 104 | | | | | |
| 104 | 105 | | | | | |
| 105 | 106 | | | | | |
| 106 | 107 | | | | | |
| 107 | 108 | 33m | | | | |
| 108 | 109 | 2.30% | | | | |
| 109 | 110 | | | | | |
| 110 | 111 | | 1.37% | | | |
| 111 | 112 | | | | | |
| 112 | 113 | | | | | |
| 113 | 114 | | | | | |
| 114 | 115 | | | | | |
| 115 | 116 | | 1.43% | | | |
| 116 | 117 | | | | | |
| 117 | 118 | | | | | |
| 118 | 119 | | | | | |
| 119 | 120 | | | | | |
| 120 | 121 | | | | | |
| 121 | 122 | | | | | |
| 122 | 123 | | | | | |
| 123 | 124 | | | | | |

Contd...

| From | To | Zinc | Lead | Vanadium | Silver (g/t) | Silver (oz/t) |
|---|---|---|---|---|---|---|
| 125 | 126 | 1.08% | | | | |
| 127 | 128 | 6m 1.36% | | | | |
| 128 | 129 | | | | | |
| 129 | 130 | | | | | |
| 130 | 131 | | | | | |
| 131 | 132 | | | | | |
| 132 | 133 | | | | | |
| 136 | 137 | 1.45% | 1.18% | | 19.7g/t | 0.63oz/t |
| 141 | 142 | 2m 1.89% | | | | |
| 142 | 143 | | 1.04% | | | |
| 144 | 145 | 1.03% | | | | |
| 146 | 147 | 2m 1.47% | | | | |
| 147 | 148 | | | | | |

End of Hole 151m

**KRC062** 11,696E/10,094N, Dip – 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 100m RL.

| From | To | Zinc | Lead | Vanadium | Silver (g/t) | Silver (oz/t) |
|---|---|---|---|---|---|---|
| 64 | 65 | 1.13% | | | | |
| 90 | 91 | 11m 1.61% | 1.07% | | | |
| 91 | 92 | | | | | |
| 92 | 93 | | | | | |
| 93 | 94 | | | | | |
| 94 | 95 | | | | | |
| 95 | 96 | | 3m 1.89% | | | |
| 96 | 97 | | | | 22.5g/t | 0.72oz/t |
| 97 | 98 | | | | | |
| 98 | 99 | | | | | |
| 99 | 100 | | | | | |
| 100 | 101 | | | | | |
| 103 | 104 | 4m 1.53% | | | | |
| 104 | 105 | | | | | |
| 105 | 106 | | | | | |
| 106 | 107 | | | | | |
| 108 | 109 | 2.22% | | | | |
| 118 | 119 | | | 4m 498ppm | | |
| 119 | 120 | | | | | |
| 120 | 121 | | | | | |
| 121 | 122 | | | | | |
| 123 | 124 | | | 250ppm | | |

End of Hole 125m

**KRC061** 11,696E/10,064N, Dip – 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation between 50m and 100m RL.

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 38 | 39 | 2m 1.14% | | | | |
| 39 | 40 | | | | | |
| 40 | 41 | | | | 10m 18.1g/t | 0.58oz/t |
| 41 | 42 | | 4m 2.19% | | | |
| 42 | 43 | | | | | |
| 43 | 44 | | | | | |
| 44 | 45 | | | | | |
| 45 | 46 | | | | | |
| 46 | 47 | | | | | |
| 47 | 48 | | 3m 2.03% | | | |
| 48 | 49 | 5m 1.49% | | | | |
| 49 | 50 | | | | | |
| 50 | 51 | | | 375ppm | | |
| 51 | 52 | | | | | |
| 52 | 53 | | | | | |

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 56 | 57 | 1.11% | | | | |

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 70 | 71 | 4m 1.40% | | | | |
| 71 | 72 | | | | | |
| 72 | 73 | | | | | |
| 73 | 74 | | | | | |

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 76 | 77 | 8m 2.14% | | | | |
| 77 | 78 | | | | | |
| 78 | 79 | | | | | |
| 79 | 80 | | | | | |
| 80 | 81 | | | | | |
| 81 | 82 | | | | | |
| 82 | 83 | | | | | |
| 83 | 84 | | | | | |

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 93 | 94 | | | 3m 427ppm | | |
| 94 | 95 | | | | | |
| 95 | 96 | | | | | |

End of Hole 103m

**KRC066** 11,696E/10,024N, Dip - 60 deg, Azimuth159 deg.
Drilled to test for mineralisation down to 50m RL

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 16 | 17 | | | | | |
| 17 | 18 | | | | | |
| 18 | 19 | 4m 1.48% | | | 10.0g/t | 0.32oz/t |
| 19 | 20 | | | 9m 653ppm | | |
| 20 | 21 | | | | | |
| 21 | 22 | | | | | |
| 22 | 23 | | | | | |
| 23 | 24 | | | | | |
| 24 | 25 | | | | | |
| 25 | 26 | | | | | |
| 26 | 27 | | | 2m 484ppm | | |
| 27 | 28 | 6m 1.42% | | | | |
| 28 | 29 | | 1.14% | | 2m 13.5g/t | 0.43oz/t |
| 29 | 30 | | | 2m 461ppm | | |
| 30 | 31 | | | | | |

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 38 | 39 | | | | | |
| 39 | 40 | | 1.33% | incl 1m 2201ppm | | |
| 40 | 41 | | | | | |
| 41 | 42 | | | 5m 1002ppm | | |
| 42 | 43 | | | | | |

End of Hole 49m

The above results are part of an infill resource drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results from this and other sections are pending.

Ravensgate, an independent firm of consultants has been commissioned to prepare a resource model and resource estimate on the Kihabe zone of mineralisation. An initial resource estimate on a portion of the Kihabe zone of mineralisation is expected shortly.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director - Geology


12,000mE
11,900mE
11,800mE
11,700mE
11,600mE
11,500mE
11,400mE
11,300mE
11,200mE
11,100mE
11,000mE
10,900mE
10,800mE
10,700mE
10,600mE
10,500mE
10,400mE
10,300mE
10,200mE
10,100mE
10,000mE
9,900mE
9,800mE
9,700mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
Drilling
Soil Geochem Sampling Area


KRC072
KRC067
`C062
KRC061
KRC066
SE 149°
Kalahari Sands
Alluvial
Awaiting Results
9m 653ppm V
6m-1.42% Zn
5m 1002ppm V
49m
10m-18.1g/t Ag
5m-1.49% Zn
50m RL
8m-2.14% Zn
11m-1.61% Zn
14m 1.65% Pb
33m-2.30% Zn
103m
100m RL
125m
6m-1.36% Zn
Quartzite
Dolomite
151m
150m RL
191m
Zinc
Lead
Silver (uncut)
Vanadium
50m

Section 11,700mE showing Zinc, Lead, Silver and Vanadium Results

MOUNT BURGESS MINING N.L.

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311  Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607  Website: www.mountburgess.com


## ASX RELEASE

31 October 2006

### Assay Results from Drilling, Kihabe Base Metals Project, Botswana
### Mount Burgess Mining N.L. 100%

Further assay results using the ICP-OES method have been received from RC resource infill drilling on the above project, (see diagram attached).

**Section 11,700E (see section attached).**

KRC072  11,700E/10,153N, Dip - 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 150m RL.

**An entire 61m intersection contained significant grades of zinc averaging 1.8%, together with zones of lead, silver, copper and vanadium, as follows:**

| From | To | Zinc | Lead | Vanadium | Copper | Silver | |
|---|---|---|---|---|---|---|---|
| 125 | 126 | | | | 3m | | |
| 126 | 127 | | | | 0.21% | | |
| 127 | 128 | | | | | | |
| 129 | 130 | | | | 0.70% | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | 8m | | | 12m | |
| 132 | 133 | | 3.20% | | | 25.9g/t | 0.83oz/t |
| 133 | 134 | incl. 8m | | | | | |
| 134 | 135 | 2.90% | | | | | |
| 135 | 136 | | incl. 4m | | | | |
| 136 | 137 | | 3.91% | | | incl. 2m | 1.70oz/t |
| 137 | 138 | | | | 0.39% | 52.8g/t | |
| 138 | 139 | | | | | | |
| 139 | 140 | | | | 2m | | |
| 140 | 141 | | | | 0.19% | | |
| 141 | 142 | | | | | | |
| 142 | 143 | | | | | | |
| 143 | 144 | | | | | | |
| 144 | 145 | 61m | | | | | |
| 145 | 146 | 1.80% | | | | | |
| 146 | 147 | | | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | | | |
| 150 | 151 | | | | | | |
| 151 | 152 | | | | | 10.2g/t | 0.33oz/t |
| 152 | 153 | | | | | | |
| 153 | 154 | | 7m | | | | |
| 154 | 155 | incl. 4m | 2.44% | | | 13.7g/t | 0.44oz/t |
| 155 | 156 | 4.64% | | | | | |
| 156 | 157 | | | | | 19.1g/t | 0.61oz/t |
| 157 | 158 | | | | | | |
| 158 | 159 | | | | | | |
| 159 | 160 | | | | | | |
| 160 | 161 | | | | | | |
| 161 | 162 | | | | | | |
| 162 | 163 | | 1.05% | | | | |
| 163 | 164 | | | | | | |
| 164 | 165 | | | | | | |
| 165 | 166 | | | | | | |
| 166 | 167 | | | | | | |
| 167 | 168 | | | 720ppm | | | |

*...contd.*

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 168 | 169 | | | | | 15.3g/t | 0.49oz/t |
| 169 | 170 | | | | | | |
| 170 | 171 | | | | | | |
| 171 | 172 | | | | | 14.8g/t | 0.48oz/t |
| 172 | 173 | | | | | | |
| 173 | 174 | | | | | | |
| 174 | 175 | | | | | | |
| 175 | 176 | | 1.09% | | | 17.9g/t | 0.58oz/t |
| 176 | 177 | | | | | | |
| 177 | 178 | | | | | | |
| 178 | 179 | | | | | | |
| 179 | 180 | | | | | | |
| 180 | 181 | | | | | | |
| 181 | 182 | | 1.01% | | | | |
| 182 | 183 | | | | | | |
| 183 | 184 | | 1.01% | | | | |
| 184 | 185 | | | 9m 2020ppm | | | |
| 185 | 186 | | | | | | |
| 186 | 187 | | 2m | | | | |
| 187 | 188 | | 2.29% | | | | |
| 188 | 189 | | | | | | |
| 189 | 190 | | | | | | |
| 190 | 191 | | | | | | |

End of Hole 191m

The above results are part of an infill resource drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results from other sections are pending.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director - Geology



KRC072
KRC067
KRC062
KRC061
SE 149°
Kalahari Sands
Alluvial
9m 653ppm V
5m 1002ppm V
10m-18.1g/t Ag
5m-1.49% Zn
49m
50m RL
8m-2.14% Zn
11m-1.61% Zn
14m 1.65% Pb
33m-2.30% Zn
103m
100m RL
125m
6m-1.36% Zn
8m-3.20% Pb
12m-25.9g/t Ag
Quartzite
Dolomite
151m
7m-2.44% Pb
61m-1.80% Zn
150m RL
Zinc
Lead
Silver (uncut)
Vanadium
Copper
9m 2020ppm V
191m
50m


Section 11,700mE showing Zinc, Lead, Silver, Copper and Vanadium Results

MOUNT BURGESS MINING N.L.

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



# QUARTERLY REPORT
## 30 September 2006

## Highlights

### AFRICA

**BOTSWANA - KIHABE BASE METALS PROJECT**

5,899 metres of RC resource infill drilling were conducted during the quarter on the 2.4km long Kihabe zone of zinc, lead, copper, silver and vanadium mineralisation.

The Company has commissioned Ravensgate, an independent firm of consultants, to compile a JORC compliant resource estimate for the project. An initial resource estimate is expected shortly.

**NAMIBIA, TSUMKWE -BASE METALS EXPLORATION**

During the quarter the Company conducted ground geochemical sampling over an area adjoining the Kihabe base metals project in Botswana.

### AUSTRALIA

**TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION**

The Company is in the process of negotiating a joint venture agreement on this project.

---

## BOTSWANA, KIHABE BASE METALS PROJECT

PL 69/2003
(Mount Burgess Mining N.L. 100%)

Resource Drilling

During the quarter, the Company conducted a further 5,899 metres of infill drilling at the Kihabe project in western Botswana, for the purpose of upgrading this 2.4km zone of zinc, lead, silver, copper and vanadium mineralization to a JORC compliant resource, down to a depth of 150m.

By the end of the quarter, a total of 1,100m of strike had been drilled on 100m line spacings in the south western portion of the mineralised zone between sections 9,700E and 10,800E and a total of 400m of strike had been drilled on 100m line spacings in the north eastern section of the mineralised zone between sections 11,500E and 11,900E, (refer to diagram attached).

ICP-OES assay results from 3,451m of the above 5,899m of drilling have subsequently been received and variously announced through the Australian Stock Exchange. These drill results are shown in local grid co-ordinates and are summarised as follows:

SECTION 9,800mE

**KRC039** 9,799E/9,976N Dip -60deg Azimuth 339deg
Drilled to test for mineralisation down to 100m RL.
The hanging wall dolomite/quartzite contact was logged at 38m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 55 | 56 | 2m | | | | | |
| 56 | 57 | 1.27% | | | | | |
| 59 | 60 | | | | | | |
| 60 | 61 | | | | | | |
| 61 | 62 | | | | | | |
| 62 | 63 | 8m | | | | | |
| 63 | 64 | 1.50% | | | | | |
| 64 | 65 | | | | | | |
| 65 | 66 | | | | | | |
| 66 | 67 | | 1.43% | | | 10.06g/t | 0.32oz/t |
| 69 | 70 | 2.45% | 1.87% | | | 14.52g/t | 0.47oz/t |
| 75 | 76 | 3m | | | | | |
| 76 | 77 | 1.25% | | | | | |
| 77 | 78 | | | | | | |

End of hole 105m

**KRC040** 9,798E/10,006N Dip -60deg Azimuth 339deg.
Drilled to test for mineralisation to 50m RL.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 46 | 47 | | 1.38% | | | | |
| 49 | 50 | 2m | | | | | |
| 50 | 51 | 1.88% | | | | | |
| 52 | 53 | 1.14% | | | | | |
| 54 | 55 | 1.09% | | | | | |
| 55 | 56 | | | | | 4m | 0.34oz/t |
| 56 | 57 | | | | | 10.72g/t | |
| 57 | 58 | | | | | | |
| 58 | 59 | | 10m | | | | |
| 59 | 60 | | 1.44% | | | | |
| 60 | 61 | | | | | | |
| 61 | 62 | | | | | | |
| 62 | 63 | | | | | | |
| 63 | 64 | | | | | | |
| 68 | 69 | | 2m | | | | |
| 69 | 70 | | 1.30% | | | | |
| 74 | 75 | 1.77% | | | | | |

End of hole 113m

**KRC043** 9,799E/9,947N Dip -60deg Azimuth 339deg.
Drilled to test for mineralization down to 100m RL.
The hanging wall dolomite/quartzite contact was logged at 76m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 87 | 88 | | | | | | |
| 88 | 89 | 4m | | | | | |
| 89 | 90 | 1.66% | | | | | |
| 90 | 91 | | | | | | |
| 102 | 103 | | | | | | |
| 103 | 104 | | | | | | |
| 104 | 105 | 7m | | | | | |
| 105 | 106 | 1.87% | | | | | |
| 106 | 107 | | | | | | |
| 107 | 108 | | 1.31% | | | | |
| 108 | 109 | | | | | | |

End of hole 139m

SECTION 9,900mE

KRC 034 9,900E/9938N Dip -60deg Azimuth 339deg
Drilled to test for mineralisation between 100m and 150m RL.
The hanging wall dolomite/quartzite contact was logged at 106m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | Silver (oz/t) |
|---|---|---|---|---|---|---|---|
| 118 | 119 | | | | | | |
| 119 | 120 | | | | | | |
| 120 | 121 | incl. | | | | | |
| 121 | 122 | 8m | | | | | |
| 122 | 123 | 2.34% | | | | | |
| 123 | 124 | | | | | | |
| 124 | 125 | | | | | | |
| 125 | 126 | | | | | | |
| 126 | 127 | | | | | | |
| 127 | 128 | | | | | | |
| 128 | 129 | | | | | | |
| 129 | 130 | | | | | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | | | | | |
| 132 | 133 | incl. | | | | | |
| 133 | 134 | 4m | | | | | |
| 134 | 135 | 3.44% | | | | | |
| 135 | 136 | | | | | | |
| 136 | 137 | | | | | | |
| 137 | 138 | | | | | | |
| 138 | 139 | | | | | | |
| 139 | 140 | | 4m | | | 4m | 0.54oz/t |
| 140 | 141 | | 1.54% | | | 16.8g/t | |
| 141 | 142 | | | | | | |
| 142 | 143 | incl. | | | | | |
| 143 | 144 | 10m | | | | | |
| 144 | 145 | 2.58% | | | | | |
| 145 | 146 | | 2m | | | | |
| 146 | 147 | | 1.21% | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | | | |
| 150 | 151 | | | | | | |
| 151 | 152 | | | | | | |
| 152 | 153 | | | | | | |
| 153 | 154 | | | | | | |
| 154 | 155 | | | | | | |
| 155 | 156 | | | | | | |
| 156 | 157 | | | | | | |
| 157 | 158 | | | | | | |
| 158 | 159 | | | | | | |
| 159 | 160 | | | | | | |
| 160 | 161 | | | | | | |
| 161 | 162 | | | | | | |
| 162 | 163 | | | | | | |
| 163 | 164 | | | | | | |
| 164 | 165 | | | | | | |
| 165 | 166 | | | | | | |
| 166 | 167 | 73m | | | | | |
| 167 | 168 | 1.68% | | | | | |
| 168 | 169 | | | | | | |
| 169 | 170 | | | | | | |
| 170 | 171 | | | | | | |
| 171 | 172 | | | | | | |
| 172 | 173 | | | | | | |
| 173 | 174 | | | | | | |
| 174 | 175 | | | | | | |
| 175 | 176 | | | | | | |
| 176 | 177 | | | | | | |
| 177 | 178 | | | | | | |
| 178 | 179 | | | | | | |
| 179 | 180 | | | | | | |
| 180 | 181 | | | | | | |
| 181 | 182 | | | | | | |
| 182 | 183 | | | | | | |
| 183 | 184 | | | | | | |
| 184 | 185 | | | | | | |
| 185 | 186 | incl. | 10m | | | 10m | 1.55oz/t |
| 186 | 187 | 6m | 4.39% | | | 48.2g/t | |
| 187 | 188 | 2.74% | | | | | |
| 188 | 189 | | | | | | |
| 189 | 190 | | | | | | |
| 190 | 191 | | | 0.17% | | | |

End of hole 204m

**KRC 035** 9,897E/10,011N Dip -60deg Azimuth 339deg
Drilled to test for mineralisation down to 100m RL.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 62 | 63 | | | | | | |
| 63 | 64 | | | | | | |
| 64 | 65 | | 6m | | | 6m | 0.50oz/t |
| 65 | 66 | | 1.42% | | | 15.7g/t | |
| 66 | 67 | | | | | | |
| 67 | 68 | | | | | | |
| 68 | 69 | | | | | | |
| 69 | 70 | incl. | | | | | |
| 70 | 71 | 16m | | | | | |
| 71 | 72 | 3.51% | | | | | |
| 72 | 73 | | | | | | |
| 73 | 74 | | | | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | | | | | | |
| 77 | 78 | | | | | | |
| 78 | 79 | | | | | | |
| 79 | 80 | | | | | | |
| 80 | 81 | | | | | | |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | 30m 2.44% | | | | | |
| 85 | 86 | | | | | | |
| 86 | 87 | | | | | | |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | | | |
| 89 | 90 | | | | | | |
| 90 | 91 | | | | | | |
| 91 | 92 | | | | | | |

End of hole 120m

**KRC 036** 9,898E/9,979N Dip -60deg Azimuth 339deg
Drilled to test for mineralisation between 50m RL and 100m RL.
The hanging wall dolomite/quartzite contact was logged at 40m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 67 | 68 | | | | | | |
| 68 | 69 | | | | | | |
| 69 | 70 | | | | | | |
| 70 | 71 | | | | | | |
| 71 | 72 | | | | | | |
| 72 | 73 | | | | | | |
| 73 | 74 | | | | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | | | | | | |
| 77 | 78 | | | | | 2m | 0.38oz/t |
| 78 | 79 | incl. | | | | 12.0g/t | |
| 79 | 80 | 8m | | | | | |
| 80 | 81 | 2.16% | | | | | |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | | | | | | |
| 85 | 86 | | | | | | |
| 86 | 87 | | | | | | |
| 87 | 88 | 46m | | | | | |
| 88 | 89 | 1.70% | | | | | |
| 89 | 90 | | | | | | |
| 90 | 91 | | | | | | |
| 91 | 92 | | | | | | |
| 92 | 93 | incl. 2m | | | | | |
| 93 | 94 | 2.28% | | | | | |
| 94 | 95 | | | | | | |
| 95 | 96 | | | | | | |
| 96 | 97 | | | | | | |
| 97 | 98 | | | | | | |
| 98 | 99 | | | | | | |
| 99 | 100 | | | | | | |

*(cont'd...)*

| From | To | Zinc | Lead | Copper | Vanadium | Silver | Silver (oz/t) |
|---|---|---|---|---|---|---|---|
| 100 | 101 | | | | | | |
| 101 | 102 | | | | | | |
| 102 | 103 | | | | | | |
| 103 | 104 | | | | | | |
| 104 | 105 | | | | | | |
| 105 | 106 | | | | | | |
| 106 | 107 | | | | | 3m | 1.27oz/t |
| 107 | 108 | incl. | | | | 39.4g/t | |
| 108 | 109 | 6m | 6m | | | | |
| 109 | 110 | 3.38% | 1.62% | | | | |
| 110 | 111 | | | | | | |
| 111 | 112 | | | | | | |
| 112 | 113 | | | | | | |
| 118 | 119 | 2m | | | | | |
| 119 | 120 | 2.06% | | | | | |
| 158 | 159 | | | | | | |
| 159 | 160 | | | | | | |
| 160 | 161 | | | | | | |
| 161 | 162 | | | | | | |
| 162 | 163 | | | | | | |
| 163 | 164 | 12m | | | | | |
| 164 | 165 | 1.17% | | | | | |
| 165 | 166 | | | | | | |
| 166 | 167 | | | | | | |
| 167 | 168 | | | | | | |
| 168 | 169 | | | | | | |
| 169 | 170 | | | | | | |

End of hole 180m

## SECTION 10,000mE

**KRC 037** **10,004E/9,940N Dip -60deg Azimuth 339deg**

Drilled to test for mineralisation down to 150m RL.

The hanging wall dolomite/quartzite contact was logged at 118m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | Silver (oz/t) |
|---|---|---|---|---|---|---|---|
| 128 | 129 | | | | | | |
| 129 | 130 | | | | | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | | | | | |
| 132 | 133 | 22m | | | | 22m | 0.84oz/t |
| 133 | 134 | 2.42% | | | | 26.2g/t | |
| 134 | 135 | | | | | | |
| 135 | 136 | | | | | | |
| 136 | 137 | | | | | | |
| 137 | 138 | | | | | | |
| 138 | 139 | | | | | incl. 2m | 1.30oz/t |
| 139 | 140 | | | | | 40.5g/t | |
| 140 | 141 | incl. | | | | | |
| 141 | 142 | 11m | | | | | |
| 142 | 143 | 3.21% | | | | | |
| 143 | 144 | | 12m | | | | |
| 144 | 145 | | 2.57% | | | | |
| 145 | 146 | with | | | | incl. | |
| 146 | 147 | 5m | | | | 8m | 1.48oz/t |
| 147 | 148 | 4.05% | | | | 45.9g/t | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | 0.3% | | | |
| 157 | 158 | | | 0.1% | | | |
| 161 | 162 | | | | | | |
| 162 | 163 | | 4m | | | | |
| 163 | 164 | | 1.40% | | | | |
| 164 | 165 | | | | | | |

End of hole 172m

**KRC 038** 9,998E/10,020N Dip -60deg Azimuth 339deg

Drilled to test for mineralization from surface to 50m RL and to test for mineralisation to the west of the known mineralised zone.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | Silver (oz/t) |
|---|---|---|---|---|---|---|---|
| 11 | 12 | | | | | | |
| 12 | 13 | | | | 5m | | |
| 13 | 14 | | | | 335ppm | | |
| 14 | 15 | | | | | | |
| 15 | 16 | | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | Silver (oz/t) |
|---|---|---|---|---|---|---|---|
| 24 | 25 | | | | | | |
| 25 | 26 | | | | | | |
| 26 | 27 | | | | 3m | | |
| 27 | 28 | | | | 545ppm | | |
| 28 | 29 | | | | | 10m | 1.00oz/t |
| 29 | 30 | incl. | | | | 31.1g/t | |
| 30 | 31 | 2m | 4m | | | | |
| 31 | 32 | 2.65% | 2.16% | | | | |
| 32 | 33 | | | | | | |
| 33 | 34 | | | | | | |
| 34 | 35 | | | | | | |
| 35 | 36 | | | | | | |
| 36 | 37 | | | | | 8m | 2.31 oz/t |
| 37 | 38 | incl. | | | | 71.8g/t | |
| 38 | 39 | 8m | | | | | |
| 39 | 40 | 2.04% | | | | incl. | |
| 40 | 41 | | 6m | | | 5m | 3.11oz/t |
| 41 | 42 | | 3.07% | | | 96.7g/t | |
| 42 | 43 | | | | | | |
| 43 | 44 | 28m | | | | | |
| 44 | 45 | 1.69% | | | | | |
| 45 | 46 | | | | | | |
| 46 | 47 | | | | | | |
| 47 | 48 | | | | | | |
| 48 | 49 | incl. | | | | | |
| 49 | 50 | 7m | | | | | |
| 50 | 51 | 2.03% | | | | | |
| 51 | 52 | | | | | | |
| 52 | 53 | | 6m | | | 5m | 0.50oz/t |
| 53 | 54 | | 1.70% | | | 15.6g/t | |
| 54 | 55 | | | | | | |
| 55 | 56 | incl. 2m | | | | | |
| 56 | 57 | 2.15% | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | Silver (oz/t) |
|---|---|---|---|---|---|---|---|
| 67 | 68 | | | | | | |
| 68 | 69 | | | | | | |
| 69 | 70 | | | | | | |
| 70 | 71 | | | | | | |
| 71 | 72 | 11m | | | | | |
| 72 | 73 | 1.42% | | | | | |
| 73 | 74 | | | | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | 3m | | | 3m | |
| 76 | 77 | | 1.40% | | | 16.6g/t | 0.53oz/t |
| 77 | 78 | | | | | | |

End of hole 90m

**KRC041** **10,001E/9,960N Dip 60deg Azimuth 339deg**

Drilled to test for mineralisation down to 150m RL

The hanging wall dolomite/quartzite contact was logged at 80m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 90 | 91 | | | | | | |
| 91 | 92 | 3m 1.76% | | | | 3m 43.8g/t | 1.41oz/t |
| 92 | 93 | | 3.95% | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 113 | 114 | | | | | | |
| 114 | 115 | | | | | | |
| 115 | 116 | | | | | | |
| 116 | 117 | | | | | | |
| 117 | 118 | | 10m 2.21% | | | | |
| 118 | 119 | | | | | 8m 16.4g/t | 0.53oz/t |
| 119 | 120 | 9m 2.71% | | | | | |
| 120 | 121 | | | | | | |
| 121 | 122 | | | | | | |
| 122 | 123 | | | | | | |
| 123 | 124 | | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 134 | 135 | | | | | | |
| 135 | 136 | | | | | | |
| 136 | 137 | | | | | | |
| 137 | 138 | | | | | | |
| 138 | 139 | 10m 2.25% | 8m 1.90% | | | 8m 13.0g/t | 0.42oz/t |
| 139 | 140 | | | | | | |
| 140 | 141 | | | | | | |
| 141 | 142 | | | | | | |
| 142 | 143 | | | | | | |
| 143 | 144 | | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 168 | 169 | | 2m 1.80% | | | | |
| 169 | 170 | | | | | | |

End of hole 186m

## SECTION 10,100mE

**KRC 042** **10,099E/10,064N Dip -60deg Azimuth 339deg.**

This hole was drilled too far west of the mineralised zone but did intersect some near surface vanadium.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 9 | 10 | | | | | | |
| 10 | 11 | | | | | | |
| 11 | 12 | | | | incl. 2m 1,896ppm | | |
| 12 | 13 | | | | 6m 1,018ppm | | |
| 13 | 14 | | | | | | |
| 14 | 15 | | | | | | |
| 34 | 35 | | | | 297ppm | | |
| 49 | 50 | | | | | | |
| 50 | 51 | | | | 3m 426ppm | | |
| 51 | 52 | | | | | | |
| 58 | 59 | | | | 2m 360ppm | | |
| 59 | 60 | | | | | | |

End of hole 102m

**KRC 044** 10,097E/9,959N Dip -60deg Azimuth 339deg

Drilled to test for mineralisation down to 100m RL.

The hanging wall dolomite/quartzite contact was logged at 14m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 12 | 13 | | | | 3m | | |
| 13 | 14 | | | | 389ppm | | |
| 14 | 15 | | | | | | |
| | | | | | | | |
| 18 | 19 | | | | 366ppm | | |
| | | | | | | | |
| 58 | 59 | 1.57% | | | | | |
| | | | | | | | |
| 67 | 68 | | | | | | |
| 68 | 69 | 14m | | | | | |
| 69 | 70 | 2.95% | | | | | |
| 70 | 71 | | | | | | |
| 71 | 72 | | 11m | | | | |
| 72 | 73 | | 1.69% | | | | |
| 73 | 74 | incl. | | | | | |
| 74 | 75 | 8m | | | | | |
| 75 | 76 | 3.82% | | | | | |
| 76 | 77 | | | | | 18m | 3.15 oz/t |
| 77 | 78 | | | | | 98.1g/t | |
| 78 | 79 | | | | | | |
| 79 | 80 | | | | | | |
| 80 | 81 | | | | | | |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | 3m | 2m | | | incl. | |
| 84 | 85 | 2.05% | 2.10% | | | 3m | 15.92 oz/t |
| 85 | 86 | | | | | 495.2g/t | |
| 86 | 87 | | | | | | |
| 88 | 89 | | | | | | |
| 128 | 129 | | | | | | |
| 129 | 130 | | | | | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | 3m | | | | |
| 132 | 133 | 11m | 1.84% | | | | |
| 133 | 134 | 2.24% | | | | | |
| 134 | 135 | | | | | | |
| 135 | 136 | | | | | | |
| 136 | 137 | | | | | | |
| 137 | 138 | | 1.34% | | | | |
| 138 | 139 | | | | | | |

End of hole 150m

**KRC 046** 10,096E/9,983N Dip -60deg Azimuth 339deg

Drilled to test for mineralisation down to 150m RL.

The hanging wall dolomite/quartzite contact was logged at 50m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 58 | 59 | | | | 2m | | |
| 59 | 60 | | | | 225ppm | | |
| 60 | 61 | | 2.48% | 1.0% | | 21.0g/t | 0.68oz/t |
| | | | | | | | |
| 118 | 119 | | | | | | |
| 119 | 120 | | | | | | |
| 120 | 121 | 14m | | | | | |
| 121 | 122 | 4.50% | | | | | |
| 122 | 123 | | | | | | |
| 123 | 124 | | | | | | |
| 124 | 125 | | 14m | | | 14m | 0.77oz/t |
| 125 | 126 | | 2.38% | | | 24.1g/t | |
| 126 | 127 | incl. | | | | | |
| 127 | 128 | 6m | | | | | |
| 128 | 129 | 6.30% | | | | | |
| 129 | 130 | | | | | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | | | | | |
| | | | | | | | |
| 159 | 160 | 2m | | | | | |
| 160 | 161 | 2.14% | | | | | |

End of hole 163m

## SECTION 10,200mE

**KRC051** 10,196E/10,020N Dip -60deg Azimuth 339deg

Drilled to test for any western extensions of mineralisation down to 100m RL

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 9 | 10 | | | | 3m | | |
| 10 | 11 | | | | 549ppm | | |
| 11 | 12 | | | | | | |
| 35 | 36 | | | | 255ppm | | |
| 81 | 82 | 3m | 1.38% | | | | |
| 82 | 83 | 1.95% | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | | | | | | |
| 85 | 86 | 2m | | | | | |
| 86 | 87 | 1.27% | | | | | |
| 93 | 94 | | | | | | |
| 94 | 95 | | | | | | |
| 95 | 96 | | | | | | |
| 96 | 97 | | | | | | |
| 97 | 98 | 11m | | | | | |
| 98 | 99 | 1.88% | | | | | |
| 99 | 100 | | | | | | |
| 100 | 101 | | | | | | |
| 101 | 102 | | | | | | |
| 102 | 103 | | 2.39% | | | 10.8g/t | 0.35oz/t |
| 103 | 104 | | | | | | |

End of hole 127m

## SECTION 11,500mE

**KRC 048** 11,494E/10,076N Dip -60deg Azimuth 159deg

Drilled to test for mineralisation down to 50m RL.

The hanging wall dolomite/quartzite contact was logged at 104m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 10 | 11 | | | | | | |
| 11 | 12 | | | | | | |
| 12 | 13 | | | | | | |
| 13 | 14 | | | 9m | | | |
| 14 | 15 | | | 0.12% | | | |
| 16 | 17 | | | | | | |
| 17 | 18 | | | | | | |
| 18 | 19 | | | | | | |
| 22 | 23 | | | 0.10% | | | |
| 33 | 34 | | | 2m | | | |
| 34 | 35 | | | 0.16% | | | |
| 49 | 50 | | | | | | |
| 50 | 51 | 4m | | | | 2m | 0.77oz/t |
| 51 | 52 | 1.87% | | | | 23.9g/t | |
| 52 | 53 | | | | | | |
| 53 | 54 | | | | | | |
| 54 | 55 | | | | | | |
| 55 | 56 | | 13m | | | | |
| 56 | 57 | | 2.14% | | | | |
| 57 | 58 | | | | | | |
| 58 | 59 | 8m | | | | | |
| 59 | 60 | 2.08% | | | | | |
| 60 | 61 | | | | | 3m | |
| 61 | 62 | | | | | 39.3g/t | 1.26oz/t |
| 62 | 63 | | | | | | |
| 70 | 71 | 1.12% | | | | | |
| 71 | 72 | | | | | | |
| 72 | 73 | | 1.99% | 0.27% | | | |
| 73 | 74 | | | | | 120.9g/t | 3.89oz/t |
| 74 | 75 | 1.09% | | | | | |
| 91 | 92 | | | | | | |
| 92 | 93 | 1.31% | | | | | |
| 93 | 94 | | | | | | |

End of hole 108m

**KRC049** **11,493E/10,106N Dip -60deg Azimuth 159deg**

Drilled to test for mineralisation down to 100m RL

The hanging wall dolomite/quartzite contact was logged at 143m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 28 | 29 | | | | | | |
| 29 | 30 | | | | | | |
| 30 | 31 | | | | | | |
| 31 | 32 | | | | | | |
| 32 | 33 | | | | | | |
| 33 | 34 | | | | | | |
| 34 | 35 | | | | | | |
| 35 | 36 | | | | | | |
| 36 | 37 | | | incl. | | | |
| 37 | 38 | | | 2m 0.26% | | | |
| 38 | 39 | | | | | | |
| 39 | 40 | | | | | | |
| 40 | 41 | | | | | | |
| 41 | 42 | | | | | | |
| 42 | 43 | | | | | | |
| 43 | 44 | | | | | | |
| 44 | 45 | | | 37m | | | |
| 45 | 46 | | | 0.20% | | | |
| 46 | 47 | | | | | | |
| 47 | 48 | | | | | | |
| 48 | 49 | | | | | | |
| 49 | 50 | | | | | | |
| 50 | 51 | | | | | | |
| 51 | 52 | | | | | | |
| 52 | 53 | | | | | | |
| 53 | 54 | | | incl. | | | |
| 54 | 55 | | | 5m | | | |
| 55 | 56 | | | 0.39% | | | |
| 56 | 57 | | | | | | |
| 57 | 58 | | | | | | |
| 58 | 59 | | | | | | |
| 59 | 60 | | | incl. | | | |
| 60 | 61 | | | 2m 0.38% | | | |
| 61 | 62 | | | | | | |
| 62 | 63 | | | | | | |
| 63 | 64 | | | | | | |
| 64 | 65 | | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 68 | 69 | | | | | | |
| 69 | 70 | | | 0.12% | | | |
| 70 | 71 | | | | | | |
| 71 | 72 | | | | | | |
| 72 | 73 | | | | | | |
| 73 | 74 | | | 0.17% | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | | 13m | | | | |
| 77 | 78 | | 2.14% | | | 13m 21.4g/t | 0.69oz/t |
| 78 | 79 | 45m | | | | | |
| 79 | 80 | 2.02% | | | | | |
| 80 | 81 | | | | | | |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | | | | | | |
| 85 | 86 | | 3m | | | 3m | |
| 86 | 87 | | 2.01% | | | 12.2g/t | 0.39oz/t |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | | | |
| 89 | 90 | | | | | | |

*(con't...)*

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 90 | 91 | | | | | | |
| 91 | 92 | | 7m 1.91% | | | | |
| 92 | 93 | | | | | 2m 16.6g/t | 0.53oz/t |
| 93 | 94 | | | | | | |
| 94 | 95 | | | | | | |
| 95 | 96 | | | | | | |
| 96 | 97 | | | | | | |
| 97 | 98 | | | | | | |
| 98 | 99 | | | | | | |
| 99 | 100 | | | | | | |
| 100 | 101 | | | | | | |
| 101 | 102 | | | | | | |
| 102 | 103 | | | | | | |
| 103 | 104 | | | | | | |
| 104 | 105 | | 2m 1.78% | | | 2m 25.5g/t | 0.82oz/t |
| 105 | 106 | | | | | | |
| 106 | 107 | | | | | | |
| 107 | 108 | | | | | | |
| 108 | 109 | | | | | | |
| 109 | 110 | | 1.03% | | | 3m 13.3g/t | 0.43oz/t |
| 110 | 111 | | | | | | |
| 111 | 112 | | | | | | |
| 112 | 113 | | | | | | |
| 122 | 123 | 4m 1.40% | | | | | |
| 123 | 124 | | 1.07% | | | | |
| 124 | 125 | | | | | | |
| 125 | 126 | | | | | | |
| 136 | 137 | 5m 2.01% | | | | | |
| 137 | 138 | | | | | | |
| 138 | 139 | | | | | | |
| 139 | 140 | | | | | | |
| 140 | 141 | | | | | | |

End of hole 146m

**KRC 052** **11,494E/10,076N Dip -60deg Azimuth 159deg**

Drilled to test for mineralisation down to 150m RL

The hanging wall dolomite/quartzite contact was logged at 177m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 63 | 64 | | | 2m | | | |
| 64 | 65 | | | 0.12% | | | |
| 69 | 70 | | | | | | |
| 70 | 71 | | | | | | |
| 71 | 72 | | | | | | |
| 72 | 73 | | | 8m | | | |
| 73 | 74 | | | 0.13% | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | | | | | | |
| 80 | 81 | | | | | | |
| 81 | 82 | | | 4m | | | |
| 82 | 83 | | | 0.11% | | | |
| 83 | 84 | | | | | | |
| 86 | 87 | | | 3m | | | |
| 87 | 88 | | | 0.15% | | | |
| 88 | 89 | | | | | | |
| 92 | 93 | | | 2m | | | |
| 93 | 94 | | | 0.16% | | | |
| 113 | 114 | | | 0.11% | | | |
| 114 | 115 | | | | | | |
| 115 | 116 | | | | | | |
| 116 | 117 | | | | | 11.8g/t | 0.38oz/t |
| 117 | 118 | | | | | | |
| 118 | 119 | | | | | | |
| 119 | 120 | | | 25m | | 2m | 0.45oz/t |
| 120 | 121 | | | 0.36% | | 14.1g/t | |
| 121 | 122 | | | | | | |
| 122 | 123 | | | | | | |
| 123 | 124 | | | | | | |
| 124 | 125 | | | | | | |
| 125 | 126 | | | | | | |
| 126 | 127 | incl. 2m | | | | | |
| 127 | 128 | 4.54% | | incl. | | incl. | |
| 128 | 129 | | | 8m | | 7m | 1.51 oz/t |
| 129 | 130 | | | 0.63% | | 47.1g/t | |
| 130 | 131 | | | | | | |
| 131 | 132 | | | | | | |
| 132 | 133 | | | | | | |
| 133 | 134 | | | | | | |
| 134 | 135 | | | | | | |
| 135 | 136 | 20m | | | | | |
| 136 | 137 | 2.09% | | | | 24m | |
| 137 | 138 | | | | | 29.1g/t | 0.94pz/t |
| 138 | 139 | | | | | | |
| 139 | 140 | | 12m | | | | |
| 140 | 141 | | 2.62% | | | | |
| 141 | 142 | | | | | | |
| 142 | 143 | | | 0.14% | 604ppm | | |
| 143 | 144 | | | | | | |
| 144 | 145 | incl. 4.01%+ | | 0.15% | | incl. 2m 45.3g/t | 1.46 oz/t |
| 145 | 146 | | | | | | |
| 152 | 153 | 2m | 1.40% | | | 10.6g/t | 0.34oz/t |
| 153 | 154 | 1.53% | | | | | |
| 157 | 158 | 1.47% | | | | | |
| 164 | 165 | | | | | | |
| 165 | 166 | | | | | | |
| 166 | 167 | | | | | | |
| 167 | 168 | | 3m | | | | |
| 168 | 169 | 10m | 1.87% | | | 16.3g/t | 0.52oz/t |
| 169 | 170 | 2.04% | | | | | |
| 170 | 171 | | | | | | |
| 171 | 172 | | | | | | |
| 172 | 173 | | 2m | | | | |
| 173 | 174 | | 1.32% | | | | |
| 176 | 177 | 3.66% | | | | | |

End of hole 181m

SECTION 11,600mE

**KRC054** 11,596E/10,090N Dip -60deg Azimuth 159deg
Drilled to test for mineralisation down to 100m RL
The hanging wall dolomite/quartzite contact was logged at 116m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 65 | 66 | | | | | | |
| 66 | 67 | | | | | | |
| 67 | 68 | | | | 5m 510ppm | 9m 43.5g/t | 1.40 oz/t |
| 68 | 69 | | | | | | |
| 69 | 70 | | | | | | |
| 70 | 71 | 26m 3.34% | | | | incl. 4m 81.7g/t | 2.63 oz/t |
| 71 | 72 | | | | | | |
| 72 | 73 | | | | | | |
| 73 | 74 | | | | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | | 10m 1.42% | | | | |
| 77 | 78 | | | | | 3m 15.6g/t | 0.50oz/t |
| 78 | 79 | incl. 5m 6.20% | | | | | |
| 79 | 80 | | | | | | |
| 80 | 81 | | | | | 12.5g/t | 0.40oz/t |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | | | | | | |
| 85 | 86 | incl. 2m 4.13% | 3m 1.27% | | | | |
| 86 | 87 | | | | | 12.1g/t | 0.39oz/t |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | 516ppm | | |
| 89 | 90 | | 1.03% | | | 36.4g/t | 1.17oz/t |
| 90 | 91 | | | | | | |
| | | | | | | | |
| 97 | 98 | | | | | | |
| 98 | 99 | 4m 1.54% | | | | | |
| 99 | 100 | | | | | | |
| 100 | 101 | | | | | | |
| 101 | 102 | | | | | | |
| 102 | 103 | 2m 2.11% | 1.03% | | | 2m 16.1g/t | 0.52oz/t |
| 103 | 104 | | | | | | |
| | | | | | | | |
| 110 | 111 | | | | | | |
| 111 | 112 | 4m 2.20% | 1.25% | 2m 0.13% | | 2m 20.2g/t | 0.65oz/t |
| 112 | 113 | | | | | | |
| 113 | 114 | | | | | | |

End of hole 121m

**KRC056** **11,598E/10,118N Dip -60deg Azimuth 159deg**

Drilled to test for mineralisation down to 150m RL, returned the following assays:
The hanging wall dolomite/quartzite contact was logged at 151m.

| From | To. | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 61 | 62 | | | | | | |
| 62 | 63 | | | 3m | | | |
| 63 | 64 | | | 0.17% | | | |
| 64 | 65 | | 1.36% | | | 16.5g/t | 0.53oz/t |
| 67 | 68 | | | 0.11% | | | |
| 69 | 70 | | | 2m | | | |
| 70 | 71 | | | 0.13% | | | |
| 72 | 73 | | | | | | |
| 73 | 74 | | | 3m | | | |
| 74 | 75 | | | 0.16% | | | |
| 99 | 100 | | | 2m | | | |
| 100 | 101 | | | 0.21% | | | |
| 101 | 102 | | | | | 5m 124.4g.t | 4.00oz/t |
| 102 | 103 | | | | | | |
| 103 | 104 | | | | | | |
| 104 | 105 | | | | | | |
| 105 | 106 | | | | | | |
| 106 | 107 | | | | | | |
| 107 | 108 | | 9m | | | | |
| 108 | 109 | | 1.51% | | | 19.5g/t | 0.63oz/t |
| 109 | 110 | | | | | | |
| 110 | 111 | 22m | | | | | |
| 111 | 112 | 2.12% | | | | 3m 12.7g/t | 0.41oz/t |
| 112 | 113 | | | | | | |
| 113 | 114 | | | | | | |
| 114 | 115 | | | | | | |
| 115 | 116 | | | | | | |
| 116 | 117 | | | | | | |
| 117 | 118 | | | | | | |
| 118 | 119 | | | | | | |
| 119 | 120 | | | | | | |
| 120 | 121 | | | | | | |
| 121 | 122 | | 2.61% | 0.10% | | 73.6g/t | 2.37oz/t |
| 125 | 126 | | | | | 11.9g/t | 0.38oz/t |
| 126 | 127 | | | | | | |
| 127 | 128 | | | | | | |
| 128 | 129 | | | | | | |
| 129 | 130 | | | | | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | | | | | |
| 132 | 133 | | | | | | |
| 133 | 134 | | 1.17% | | | | |
| 134 | 135 | | | | | | |
| 135 | 136 | | | | | | |
| 136 | 137 | | | | | | |
| 137 | 138 | 27m | | | | | |
| 138 | 139 | 1.60% | | | | | |
| 139 | 140 | | | | | | |
| 140 | 141 | | | | | 10.4g/t | 0.33oz/t |
| 141 | 142 | | | | | | |
| 142 | 143 | | | | 3m | | |
| 143 | 144 | | | | 328ppm | | |
| 144 | 145 | | | | | | |
| 145 | 146 | | | | | | |
| 146 | 147 | | | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | 4m | | |
| 150 | 151 | | | | 808ppm | | |
| 151 | 152 | | | | | | |

End of hole 157m

**KRC058** 11,593E/10,137N Dip -60deg Azimuth 159deg
Drilled to test for mineralisation down to 150m RL
The hanging wall dolomite/quartzite contact was logged at 166m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 70 | 71 | | | | 265ppm | | |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | | | |
| 89 | 90 | | | 8m | | | |
| 90 | 91 | | | 0.32% | | | |
| 91 | 92 | | | | | | |
| 92 | 93 | | | | | | |
| 93 | 94 | | | incl 2m | | | |
| 94 | 95 | | | 0.70% | | | |
| 100 | 101 | | | 0.11% | | | |
| 112 | 113 | | | 3m | | | |
| 113 | 114 | | | 0.19% | | | |
| 114 | 115 | | | | | | |
| 116 | 117 | | | | | | |
| 117 | 118 | | | | | | |
| 118 | 119 | 7m | 5m | | | | |
| 119 | 120 | 2.07% | 3.34% | | | 5m 13.8g/t | 0.44oz/t |
| 120 | 121 | | | | | | |
| 121 | 122 | | | | | | |
| 122 | 123 | | | | | | |
| 125 | 126 | 2m | | | | | |
| 126 | 127 | 1.29% | | | | | |
| 135 | 136 | 1.58% | | 0.27% | | 84.2g/t | 2.71oz/t |
| 139 | 140 | 1.22% | | | | | |
| 140 | 141 | | | | | 13.4g/t | 0.43oz/t |
| 143 | 144 | | | | | | |
| 144 | 145 | | | | | | |
| 145 | 146 | | | | | | |
| 146 | 147 | | | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | | | |
| 150 | 151 | | | | | | |
| 151 | 152 | | | | | | |
| 152 | 153 | | | | | | |
| 153 | 154 | | | | | | |
| 154 | 155 | | | | | | |
| 155 | 156 | 26m | 1.14% | | | | |
| 156 | 157 | 1.68% | | | | | |
| 157 | 158 | | 1.35% | | | | |
| 158 | 159 | | | | | | |
| 159 | 160 | | | | | | |
| 160 | 161 | | | | | | |
| 161 | 162 | | 2m | | | 2m 31.8g/t | 1.02oz/t |
| 162 | 163 | | 2.12% | 0.14% | | | |
| 163 | 164 | | | | | | |
| 164 | 165 | | | | | | |
| 165 | 166 | | 2m | | | 31.9g/t | 1.03oz/t |
| 166 | 167 | | 1.71% | | | | |
| 167 | 168 | | | | 4m | | |
| 168 | 169 | | | | 930ppm | | |
| 169 | 170 | | | | | | |

End of hole 171m

**KRC059** 11,596E/10,060N Dip -60deg Azimuth 159deg
Drilled to confirm mineralisation in KIH010
The hanging wall dolomite/quartzite contact was logged at 91m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 25 | 26 | | | 2m 0.10% | | | |
| 26 | 27 | 1.70% | | | 478ppm | 20.5g/t | 0.66oz/t |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 30 | 31 | | | | | | |
| 31 | 32 | | | | | | |
| 32 | 33 | 4m 1.93% | | | 4m 899ppm | | |
| 33 | 34 | | 1.04% | | | | |
| 34 | 35 | | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 44 | 45 | 1.20% | | | | | |
| 45 | 46 | | 3m 2.49% | | | | |
| 46 | 47 | | | | | | |
| 47 | 48 | | | | | 6m 34.5g/t | 1.11oz/t |
| 48 | 49 | | | | | | |
| 49 | 50 | | | | | | |
| 50 | 51 | | | | | | |
| 51 | 52 | | | | | | |
| 52 | 53 | | | | | | |
| 53 | 54 | | | | | | |
| 54 | 55 | | | | | | |
| 55 | 56 | | | | | 7m 18.4g/t | 0.59oz/t |
| 56 | 57 | | 7m 1.58% | | | | |
| 57 | 58 | 21m 2.2% | | | | | |
| 58 | 59 | | | | | | |
| 59 | 60 | | | | | | |
| 60 | 61 | | | | | | |
| 61 | 62 | | | | | | |
| 62 | 63 | | | | | | |
| 63 | 64 | | | | | | |
| 64 | 65 | | | | | | |
| 65 | 66 | | 1.04% | | | 18.0g/t | 0.58oz/t |
| 66 | 67 | | | | | | |
| 67 | 68 | | | | | | |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 79 | 80 | | | | | 14.7g/t | 0.47oz/t |

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 89 | 90 | | | | 407ppm | | |

End of hole 97m

Section 11,700E (see section attached).

KRC067 11,697E/10,124N, Dip - 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 100m RL.

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 91 | 92 | | | | 2m | 0.50oz/t |
| 92 | 93 | | 1.26% | | 15.4g/t | |
| 93 | 94 | | | | | |
| 94 | 95 | | | | | |
| 95 | 96 | | | | 2m | 0.58oz/t |
| 96 | 97 | incl 1m 4.60% | | | 18.1g/t | |
| 97 | 98 | | | | | |
| 98 | 99 | | | | | |
| 99 | 100 | incl | | | 10.8g/t | 0.35oz/t |
| 100 | 101 | 3m | | | | |
| 101 | 102 | 3.16% | 14m 1.65% | | | |
| 102 | 103 | | | | | |
| 103 | 104 | | | | | |
| 104 | 105 | | | | | |
| 105 | 106 | | | | | |
| 106 | 107 | | | | | |
| 107 | 108 | 33m | | | | |
| 108 | 109 | 2.30% | | | | |
| 109 | 110 | | | | | |
| 110 | 111 | | 1.37% | | | |
| 111 | 112 | | | | | |
| 112 | 113 | | | | | |
| 113 | 114 | | | | | |
| 114 | 115 | | | | | |
| 115 | 116 | | 1.43% | | | |
| 116 | 117 | | | | | |
| 117 | 118 | | | | | |
| 118 | 119 | | | | | |
| 119 | 120 | | | | | |
| 120 | 121 | | | | | |
| 121 | 122 | | | | | |
| 122 | 123 | | | | | |
| 123 | 124 | | | | | |
| 125 | 126 | 1.08% | | | | |
| 127 | 128 | | | | | |
| 128 | 129 | | | | | |
| 129 | 130 | 6m | | | | |
| 130 | 131 | 1.36% | | | | |
| 131 | 132 | | | | | |
| 132 | 133 | | | | | |
| 136 | 137 | 1.45% | 1.18% | | 19.7g/t | 0.63oz/t |
| 141 | 142 | 2m | | | | |
| 142 | 143 | 1.89% | 1.04% | | | |
| 144 | 145 | 1.03% | | | | |
| 146 | 147 | 2m | | | | |
| 147 | 148 | 1.47% | | | | |

End of Hole 151m

**KRC062** 11,696E/10,094N, Dip - 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 100m RL.

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 64 | 65 | 1.13% | | | | |
| 90 | 91 | | 1.07% | | | |
| 91 | 92 | | | | | |
| 92 | 93 | | | | | |
| 93 | 94 | | | | | |
| 94 | 95 | | | | | |
| 95 | 96 | 11m 1.61% | | | | |
| 96 | 97 | | 3m 1.89% | | 22.5g/t | 0.72oz/t |
| 97 | 98 | | | | | |
| 98 | 99 | | | | | |
| 99 | 100 | | | | | |
| 100 | 101 | | | | | |
| 103 | 104 | | | | | |
| 104 | 105 | 4m 1.53% | | | | |
| 105 | 106 | | | | | |
| 106 | 107 | | | | | |
| 108 | 109 | 2.22% | | | | |
| 118 | 119 | | | | | |
| 119 | 120 | | | 4m 498ppm | | |
| 120 | 121 | | | | | |
| 121 | 122 | | | | | |
| 123 | 124 | | | 250ppm | | |

End of Hole 125m

**KRC061** 11,696E/10,064N, Dip - 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation between 50m and 100m RL.

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 38 | 39 | 2m 1.14% | | | | |
| 39 | 40 | | | | | |
| 40 | 41 | | | | | |
| 41 | 42 | | | | | |
| 42 | 43 | | 4m 2.19% | | | |
| 43 | 44 | | | | | |
| 44 | 45 | | | | 10m 18.1g/t | 0.58oz/t |
| 45 | 46 | | | | | |
| 46 | 47 | | | | | |
| 47 | 48 | | | | | |
| 48 | 49 | | 3m 2.03% | | | |
| 49 | 50 | | | | | |
| 50 | 51 | 5m 1.49% | | 375ppm | | |
| 51 | 52 | | | | | |
| 52 | 53 | | | | | |
| 56 | 57 | 1.11% | | | | |
| 70 | 71 | | | | | |
| 71 | 72 | 4m 1.40% | | | | |
| 72 | 73 | | | | | |
| 73 | 74 | | | | | |
| 76 | 77 | | | | | |
| 77 | 78 | | | | | |
| 78 | 79 | | | | | |
| 79 | 80 | 8m 2.14% | | | | |
| 80 | 81 | | | | | |
| 81 | 82 | | | | | |
| 82 | 83 | | | | | |
| 83 | 84 | | | | | |
| 93 | 94 | | | | | |
| 94 | 95 | | | 3m 427ppm | | |
| 95 | 96 | | | | | |

End of Hole 103m

KRC066 11,696E/10,024N, Dip – 60 deg, Azimuth159 deg.
Drilled to test for mineralisation down to 50m RL

| From | To | Zinc | Lead | Vanadium | Silver | |
|---|---|---|---|---|---|---|
| 16 | 17 | | | | | |
| 17 | 18 | | | | | |
| 18 | 19 | 4m | | | 10.0g/t | 0.32oz/t |
| 19 | 20 | 1.48% | | | | |
| 20 | 21 | | | 9m | | |
| 21 | 22 | | | 653ppm | | |
| 22 | 23 | | | | | |
| 23 | 24 | | | | | |
| 24 | 25 | | | | | |
| 25 | 26 | | | | | |
| 26 | 27 | | | 2m | | |
| 27 | 28 | 6m | | 484ppm | | |
| 28 | 29 | 1.42% | 1.14% | | 2m | 0.43oz/t |
| 29 | 30 | | | 2m | 13.5g/t | |
| 30 | 31 | | | 461ppm | | |
| 38 | 39 | | | | | |
| 39 | 40 | | 1.33% | incl 1m 2201ppm | | |
| 40 | 41 | | | 5m | | |
| 41 | 42 | | | 1002ppm | | |
| 42 | 43 | | | | | |

End of Hole 49m

**KRC072** **11,700E/10,153N, Dip – 60 deg, Azimuth 159 deg.**
Drilled to test for mineralisation down to 150m RL.

| From | To | Zinc | Lead | Vanadium | Copper | Silver | |
|---|---|---|---|---|---|---|---|
| 125 | 126 | | | | 3m | | |
| 126 | 127 | | | | 0.21% | | |
| 127 | 128 | | | | | | |
| 129 | 130 | | | | 0.70% | | |
| 130 | 131 | | | | | | |
| 131 | 132 | | 8m | | | 12m | |
| 132 | 133 | | 3.20% | | | 25.9g/t | 0.83oz/t |
| 133 | 134 | incl. 8m | | | | | |
| 134 | 135 | 2.90% | | | | | |
| 135 | 136 | | incl. 4m | | | | |
| 136 | 137 | | 3.91% | | | incl. 2m | |
| 137 | 138 | | | | 0.39% | 52.8g/t | 1.70oz/t |
| 138 | 139 | | | | | | |
| 139 | 140 | | | | 2m | | |
| 140 | 141 | | | | 0.19% | | |
| 141 | 142 | | | | | | |
| 142 | 143 | | | | | | |
| 143 | 144 | | | | | | |
| 144 | 145 | 61m | | | | | |
| 145 | 146 | 1.80% | | | | | |
| 146 | 147 | | | | | | |
| 147 | 148 | | | | | | |
| 148 | 149 | | | | | | |
| 149 | 150 | | | | | | |
| 150 | 151 | | | | | | |
| 151 | 152 | | | | | 10.2g/t | 0.33oz/t |
| 152 | 153 | | | | | | |
| 153 | 154 | | 7m | | | | |
| 154 | 155 | incl. 4m | 2.44% | | | 13.7g/t | 0.44oz/t |
| 155 | 156 | 4.64% | | | | | |
| 156 | 157 | | | | | 19.1g/t | 0.61oz/t |
| 157 | 158 | | | | | | |
| 158 | 159 | | | | | | |
| 159 | 160 | | | | | | |
| 160 | 161 | | | | | | |
| 161 | 162 | | | | | | |
| 162 | 163 | | 1.05% | | | | |
| 163 | 164 | | | | | | |
| 164 | 165 | | | | | | |
| 165 | 166 | | | | | | |
| 166 | 167 | | | | | | |
| 167 | 168 | | | 720ppm | | | |
| 168 | 169 | | | | | 15.3g/t | 0.49oz/t |
| 169 | 170 | | | | | | |
| 170 | 171 | | | | | | |
| 171 | 172 | | | | | 14.8g/t | 0.48oz/t |
| 172 | 173 | | | | | | |
| 173 | 174 | | | | | | |
| 174 | 175 | | | | | | |
| 175 | 176 | | 1.09% | | | 17.9g/t | 0.58oz/t |
| 176 | 177 | | | | | | |
| 177 | 178 | | | | | | |
| 178 | 179 | | | | | | |
| 179 | 180 | | | | | | |
| 180 | 181 | | | | | | |
| 181 | 182 | | 1.01% | | | | |
| 182 | 183 | | | | | | |
| 183 | 184 | | 1.01% | | | | |
| 184 | 185 | | | 9m | | | |
| 185 | 186 | | | 2020ppm | | | |
| 186 | 187 | | 2m | | | | |
| 187 | 188 | | 2.29% | | | | |
| 188 | 189 | | | | | | |
| 189 | 190 | | | | | | |
| 190 | 191 | | | | | | |

End of Hole 191m

During the quarter, the Company commissioned Ravensgate, an independent firm of consultants, to commence resource modeling on the Kihabe zone of mineralisation. This modeling is currently in progress an it is hoped that with an orderly return of assays from the laboratory, the calculation of an initial resource will be available shortly.

**Regional Exploration, Soil Geochemical Sampling**

Results have now been received from a 200m x 200m soil geochemical sampling programme conducted over a copper anomaly about 12km east north east of the main Kihabe zone of mineralisation. Elevated values of up to 34ppm copper have outlined a target area which is now ready for drilling this quarter.

Two further anomalies north east of the main Kihabe zone of mineralisation were also delineated during the quarter from soil geochemical sampling programmes. It is intended that these will also be drill tested during this quarter.

## NAMIBIA, TSUMKWE - BASE METAL EXPLORATION

During the quarter a base metal soil geochemical sampling programme was conducted north west of the Kihabe zone of mineralisation, within that portion of the Damaran stratigraphy on the Namibian side of the border.

An in depth review of the Damaran stratigraphy on the Namibian side of the border has revealed two further geological and geochemical signatures coincident with elevated zinc soil geochemical values that are along strike from and look very similar to the main Kihabe zone of mineralisation in Botswana.

## AUSTRALIA, TELFER - WESTERN AUSTRALIA - GOLD EXPLORATION

The Company is following up on a number of potential joint venture proposals on its Telfer tenements.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of GR Dale and Associates, who is a non executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy.

Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

# CORPORATE

## Board and Management Changes

During the quarter Mr Martin Lindsay Spence resigned from the Board of the Company as Director of Exploration.

The Company would like to welcome to the Board as Non-Executive Directors, **Mr Giles Rodney (Rod) Dale, FRMIT, FAusIMM,** Geologist and **Mr Allan Mulligan, NHD Dip Metalliferous Mining, MAusIMM, Mining Engineer** and Managing Director of RSV Australia (Pty) Ltd.

**Mr Dale** qualified in Melbourne as a Geologist in 1959 and has considerable experience in exploring for iron ore, tin, base metals, industrial minerals, gold and uranium. His work has given him extensive exposure in many parts of Australia, Indonesia, China, India, Brazil, Ghana, Zimbabwe and Namibia. Rod has considerable experience in directing mining operations and has held positions as Director and Managing Director of ASX listed exploration and mining companies.

**Mr Mulligan** qualified in South Africa (Wits Tech) as a mining engineer in 1985 and obtained his Mine Managers Certificate of Competency (RSA) in 1986. Allan has had over 20 years experience in mine management and production, including technical assessments, production economics, mine feasibilities and project design and costing. His previous assessments have included the Munni Munni and Panton platinum and palladium deposits in Australia and currently he consults to the Mibango and Luwumbu joint ventures in Tanzania. Allan has operated in a senior management role on all of Lonmin's large underground platinum mines and as mine manager for several mid sized diamond, gold and base metal mines in South Africa. Since migrating to Australia, Allan has had extensive exposure to the junior exploration sector and has held a Non-Executive Directorship with an ASX listed company.

**Mr James Hickey, B Com,** has been appointed **Project Development and Operations Manager for the Kihabe Base Metals Project.** James is the former Managing Director of Dowding Reynards and Associates Pacific (DRAP), the South African based process engineering and project management group of companies. James has extensive experience in the management of project feasibility studies for a wide variety of minerals, along with the design, engineering, construction and commissioning of mineral processing plants for base metals, iron ore, gold, diamonds, chromite, manganese, titanium and tungsten.

**Mr Alexander Meyer, BSc, MAusIMM,** currently the Company's Senior Project Geologist has been appointed Exploration Manager.

The expansion of the Company's Board at this point in time is necessary to acquire the expertise required to advance the Company's Kihabe Base Metals Project.

## Share Placements

During the quarter the Company completed the following share placements

| | |
|---|---|
| 28 August 2006 | Issue of 7,520,00 ordinary fully paid shares at 8 cents per share to raise the Company $601.600 |
| 27 September 2006 | Issue of 9,287,000 ordinary fully paid shares at 6 cents per share to raise the Company $557,220 |

# Appendix 5B
# Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

| |
|---|
| MOUNT BURGESS MINING N.L. |

| ABN | Quarter ended ("current quarter") |
|---|---|
| 31009067476 | 30 September 2006 |

**Consolidated statement of cash flows**

| | **Cash flows related to operating activities** | Current quarter $A'000 | Year to date (3 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | - | - |
| 1.2 | Payments for: | | |
| | (a) exploration and evaluation | (484) | (484) |
| | (b) development | - | - |
| | (c) production | - | - |
| | (d) administration | (264) | (264) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | - | - |
| 1.5 | Interest and other costs of finance paid | 3 | 3 |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | **Net Operating Cash Flows** | (745) | (745) |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | **Net investing cash flows** | NIL | NIL |
| 1.13 | Total operating and investing cash flows (carried forward) | (745) | (745) |

+ See chapter 19 for defined terms.

| | | Current quarter | Year to date |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (745) | (745) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 602 | 602 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other – Placement Fees | (6) | (6) |
| | Other – Lease Liability repayments | (2) | (2) |
| | **Net financing cash flows** | 594 | 594 |
| | **Net increase (decrease) in cash held** | (151) | (151) |
| 1.20 | Cash at beginning of quarter/year to date | 340 | 340 |
| 1.21 | Exchange rate adjustments to item 1.20 | 4 | 4 |
| 1.22 | **Cash at end of quarter (See NOTE A)** | 193 | 193 |

**NOTE A:** On 27 September 2006 the Company completed a placement of 9,287,000 shares at an issue price of $0.06 per share to raise $557,220.

**Payments to directors of the entity and associates of the directors**
**Payments to related entities of the entity and associates of the related entities**

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 106 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | NIL |

1.25 Explanation necessary for an understanding of the transactions

**Non-cash financing and investing activities**

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

**Financing facilities available**
*Add notes as necessary for an understanding of the position.*

+ See chapter 19 for defined terms.

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | 205 | 8 |

**Estimated cash outflows for next quarter**

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 300 |
| 4.2 | Development | - |
| | **Total** | 300 |

**Reconciliation of cash**

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 42 | 52 |
| 5.2 | Deposits at call | 151 | 288 |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (prove details) | - | - |
| | **Total: cash at end of quarter** (item 1.22) | 193 | 340 |

**Changes in interests in mining tenements**

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

**Issued and quoted securities at end of current quarter**
*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **+Preference securities** *(description)* | N/A | N/A | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 196,435,000 | 196,435,000 | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | 7,520,000<br>N/A | 7,520,000<br>N/A | | |
| 7.5 | **+Convertible debt securities** *(description)* | N/A | N/A | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** Employee Share Plans | | | *Exercise Price* | *Expiry date* |
| | | 400,000 | Nil | 25 cents | 31/12/06 |
| | | 50,000 | Nil | 25 cents | 31/12/07 |
| | | 1,850,000 | Nil | 25 cents | 31/12/09 |
| | | 3,000,000 | Nil | 25 cents | 31/12/10 |
| | | 2,800,000 | Nil | 25 cents | 31/12/11 |
| 7.8 | Issued during quarter | N/A | | | |
| 7.9 | Exercised during quarter | N/A | | | |
| 7.10 | Cancelled during quarter | 450,000 | NIL | 25 cents | 31/12/06 |
| | | 50,000 | NIL | 25 cents | 31/12/07 |
| | | 250,000 | NIL | 25 cents | 31/12/09 |
| 7.11 | **Debentures** *(totals only)* | N/A | | | |
| 7.12 | **Unsecured notes** *(totals only)* | N/A | | | |

+ See chapter 19 for defined terms.

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo Date: 31 October 2006
(Company Secretary)

Print name: DEAN A SCARPAROLO

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

# MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com



## NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Company will be held in the QV1 Conference Centre, Level 2 QV1 Building, 250 St. Georges Terrace, Perth, Western Australia at 4 p.m. on Thursday 7 December 2006.

### BUSINESS

### SECTION A: GRANT OF OPTIONS PURSUANT TO COMPANY'S EMPLOYEE SHARE PLAN

For the purpose of Resolutions 1 and 2:

- an Explanatory Statement is attached to this notice; and
- the following terms have the following meanings:

"**Employee Share Option Plan**" means the Company's Employee Share Option Plan adopted in September 2000 summarised in the Explanatory Statement and tabled at the meeting; and

"**Options**" means the Options described in the Employee Share Option Plan and summarised in paragraph 5(d) of the Explanatory Statement and in paragraph 2(b) of the Summary of the Plan set out at the end of the Explanatory Statement.

**Resolution 1. Grant of Options to a Director – Giles Rodney Dale**

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Giles Rodney Dale 1,000,000 Options

***Voting Exclusion Statement***
*Any votes cast on the resolution by the Directors of the Company, and if ASX has expressed an opinion under Listing Rule 10.14.3 that approval is required for participation in the Employee Share Option Plan by anyone else, that person (or an associate of that person shall be disregarded, unless it is cast:*

- *By a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form); or*
- *By the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).*

**Resolution 2. Grant of Options to a Director – Allan Mulligan**

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Allan Mulligan 1,000,000 Options

***Voting Exclusion Statement***
*Any votes cast on the resolution by the Directors of the Company, and if ASX has expressed an opinion under Listing Rule 10.14.3 that approval is required for participation in the Employee share Option Plan by anyone else, that person (or an associate of that person shall be disregarded, unless it is cast:*

- *By a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form); or*

- *By the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).*

**SECTION B: RATIFICATION OF SHARE PLACEMENT PURSUANT TO LISTING RULE 7.4**

**Resolution 3. Ratification of Previous Securities Issue announced to ASX on 27 September 2006**

To consider and if thought fit pass the following resolution as an **ordinary resolution:**

That, for all purposes, Shareholders approve and ratify the allotment and issue of 9,287,000 shares to the parties and for the purposes detailed in the Explanatory Statement.

***Voting Exclusion Statement***
*For the purposes of Listing Rule 7.5, the Company will disregard any votes cast on Resolution 3 by any person who participated in the issue and any of their associates, unless it is cast:*

- *By a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form); or*
- *By the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).*

**Explanatory Statement**

The accompanying Explanatory Statement forms part of this Notice of General Meeting and should be read in conjunction with it.

## Proxies

Please note that:

(a) a Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
(b) a proxy need not be a member of the Company
(c) a Shareholder may appoint a body corporate or an individual as its proxy;
(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and
(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion of number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate of appointment of corporate representative should be completed and lodged in the manner specified below.

## Voting Entitlements

In accordance with Regulation 7.11.37 and 7.11.38 of the Corporations Regulations 2001, the Board has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 4 p.m. WST on 5 December 2006. Accordingly, transactions registered after that time will be disregarded in determining Shareholders' entitlement to attend and vote at the Annual General Meeting.

**Corporate Representative**

Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative.

By Order of the Board of Directors

Jan Fowler

**Company Secretary**
Mount Burgess Mining N.L.
24 October 2006

## EXPLANATORY STATEMENT

This Explanatory Statement is provided to the shareholders of Mount Burgess Mining N.L. pursuant to and in satisfaction of Sections 208, 218 and 219 of the Corporations Act and Sections 10.11, 10.12, 10.14 and 10.15 of the Listing Rules. This Explanatory Statement is intended to be read in conjunction with the Notice of Meeting.

By Resolutions 1 and 2 the Company is proposing to offer to grant Options under the Company's Employee Share Option Plan to Messrs Dale and Mulligan, non-executive Directors.By virtue of Listing Rule 10.11 and Exception 4 of Listing Rule 10.12 the Company must not issue Options to Messrs Dale and Mulligan without the approval of the Company's shareholders. By virtue of Listing Rule 10.14, the Notice of Meeting seeking the approval of the Company's shareholders must include the matters set out in Listing Rule 10.15.

**RESOLUTIONS 1 and 2.**

**Grant of Options to Directors**

1. The object of the Employee Share Option Plan ("Plan") is to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company. A Summary of the Plan is set out at the end of this statement. Any shareholder may inspect the Plan at the Company's office during normal business hours.

2. "Eligible Employees" is defined in the Plan to mean:

   (a) a full or part time employee from time to time of the Company including Directors employed by the Company; and

   (b) any non-executive director from time to time of the Company.

3. Mr Giles Rodney Dale and Mr Allan Mulligan are non-executive Directors of the Company.

4. Both Messrs Dale and Mulligan are Eligible Employees. Messrs Dale and Mulligan are non-executive directors of the Company and by virtue of section 10.14 of the ASX Listing Rules approval by shareholders in meeting is required for the grant of Options to them. Further under Section 208 of the Corporations Act the granting of Options to Messrs Dale and Mulligan may constitute the giving of a financial benefit to a related party of the Company and prior shareholder approval in the manner set out in Sections 217 to 227 of the Corporations Act is required.

   The names of all persons referred to in Rule 10.14 entitled to participate in the Plan are:

   Nigel Forrester
   Jan Forrester
   Ronald William O'Regan
   Alfred Patrick Stirling
   Godfrey Edward Taylor
   Giles Rodney Dale
   Allan Mulligan

5. To the extent that Resolutions 1 and 2 are passed the Options to be granted will be granted:

   (a) under the Plan;
   (b) within one month of the passing of the Resolution;
   (c) for no consideration;
   (d) with an exercise price per Option equal to the greater of either:
      (i) twenty five cents (25¢); or
      (ii) eighty percent (80%) of the weighted average sale price of shares in the Company sold on the ASX during the five (5) business days prior to the date the Options are granted; and

(e) upon the terms and conditions the subject of Options set out in the Plan a summary of which terms and conditions are set out in paragraph 2(b) of the Summary of Plan attached to this Explanatory Statement.

6. The Options to be granted are in addition to each Director's fees payable by the Company as follows:

Messrs Dale and Mulligan are each paid an annual amount of $24,000 non-executive Director's Fees

7. The following information is provided to shareholders in accordance with Section 219 of the Corporations Act and ASX Listing Rule 10.15 in relation to Resolutions 1,2,3 and 4.

**(a) The related party to whom the proposed resolutions would permit the financial benefits to be given**

The Options will be granted to the following persons whose relationship with the Company is set out in paragraphs 3 and 4 of this statement:

Giles Rodney Dale
Allan Mulligan

**(b) The nature of the financial benefit**

The proposed financial benefit to be given is the grant from the Company's Plan of the following number of Options to each of the following persons:

| Name of Grantee | Number of Options |
|---|---|
| Giles Rodney Dale | 1,000,000 |
| Allan Mulligan | 1,000,000 |

The reasons why the above options are intended to be given are as follows:

The purpose of the Company's Employee Share Option Plan is to reward employees for their past services and contributions, assist in the recruitment and retention of employees and provide incentive and motivation for existing employees.

Further, as an Exploration Company, reliant upon having to raise capital to finance its exploration effort and finance its day to day working capital requirements, the Company is not always in a position to maintain competitive salary ranges within the industry in which it operates. In particular, as a Company with projects overseas, it has to call upon employees to spend considerable time overseas away from home and when at home to work extended hours to fit within the overseas time frames. The Company believes that for this they should be rewarded.

The amount of options intended to be given are standardized to adequately cover the above reasons on an equitable person to person basis. The value of the options is set at 25 cents per option, considerably higher than the current trading price of the shares so that there is a built in incentive factor for employees and also because it standardizes the exercise price of all other employee options granted by the Company.

The terms and conditions of the Options are set out in the Plan and are summarised in paragraph 5(d) of this statement and in paragraph 2(b) of the Summary of the Plan.

**(c) Directors' recommendation**

Four of the Company's six directors, Mr Nigel Forrester, Mr Ronald O'Regan, Mr Godfrey Taylor and Mr Alfred Stirling wish to make recommendations on the proposed resolutions.

Messrs Forrester, O'Regan, Taylor and Stirling recommend that shareholders vote for Resolution 1 and 2 as it is Company Policy to reward past services and contributions of Eligible Employees and assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company.

The remaining directors of the Company, Messrs Dale and Mulligan feel it is inappropriate to make any recommendation about the proposed Resolutions 1 and 2 since they have a material interest in the outcomes of Resolutions 1, 2.

**(d) Directors interest in the outcome of the proposed resolution.**

If the proposed resolutions are passed Messrs Dale and Mulligan (non-executive Directors), will be invited to apply for the number of Options specified in the Resolutions in accordance with the Plan, and if they make application for the relevant number of Options, these Options will be granted.

**(e) All other information that is reasonably required by members in order to decide whether or not it is in the Company's interests to pass the proposed resolution; and is known to the Company or to any of its directors.**

As at 23 October 2006, the date of preparation of the Notice of Meeting and Explanatory Statement, the Company's issued share capital stands at 205,722,000 shares.

If all of the Options proposed to be granted in accordance with Resolution 1 - 2 are exercised then the following would apply:

- the Company's issued shares would increase by 2,000,000
- existing shareholders' holdings would be diluted by 0.96%
- the Company would receive $500,000 in cash on the basis that the exercise price would be 25 cents per option.

As at 23 October 2006, the date of preparation of the Notice of Meeting and Explanatory Statement, the following unlisted share options, all exercisable at 25 cents per option and all issued pursuant to the Plan, exist.

400,000 options expiring 31 December 2006
50,000 options expiring 31 December 2007
1,350,000 options expiring 31 December 2009
2,500,000 options expiring 31 December 2010
2,800,000 options expiring 31 December 2011

As at the date of this Explanatory Statement, the imputed value of the Options proposed to be issued to Messrs Dale and Mulligan arising from the application of the Black-Scholes option pricing model and using the following assumptions is $0.0285.

| | |
|---|---|
| Underlying spot security price | $0.075 |
| Exercise price | $0.25 |
| Dividend rate | nil |
| Issue date | 23 October 2006– date of preparation of notice |
| Expiry date | 31 December 2011 |
| Risk free rate | 5.89% |
| Standard deviation of returns (annualised) | 70% |

An Option held by an employee will immediately lapse upon its expiry date, upon determination by the directors that the employee has acted fraudulently, dishonestly or in breach of the employee's obligations to the Company, the employee ceasing to be an employee and not exercising the Option within thirty days following that event unless a longer period is otherwise determined by the directors or the expiry of any time frame within which to exercise the option reasonably agreed by the directors in the event of death, retrenchment, redundancy, retirement, permanent illness or permanent physical or mental incapacity of an employee.

The rate of the Company's employee turnover from 2000 to 2006 was 29%.

The Company will not be subject to Fringe Benefits Tax in the event Resolutions 1 and 2 are approved and the relevant Options are granted.

The proposed grantees' current shareholdings/option holdings in the Company **including any associate** are listed below.

**Fully Paid Ordinary Shares**

| | |
|---|---|
| Giles Rodney Dale | nil |
| Allan Mulligan | nil |

**Unlisted/Unquoted Employee Share Options**

| | |
|---|---|
| Giles Rodney Dale | nil |
| Allan Mulligan | nil |

The closing price of ordinary fully paid shares in the Company on the five trading days prior to the preparation of this Notice is set out below.

| Date | Closing Price |
|---|---|
| 16 October 2006 | 7.2 cents |
| 17 October 2006 | 7.2 cents |
| 18 October 2006 | 7.5 cents |
| 19 October 2006 | 7.5 cents |
| 20 October 2006 | 7.2 cents |

From 23 October 2005 to 23 October 2006 the Company's shares have traded between a low of 5.5 cents and a high of 14.5 cents.

The maximum number of Options that can be granted to the persons set out in paragraph 7(a) of the Explanatory Statement is the number set out next to their respective names in paragraph 7(b) of this Statement if the Resolution relevant to that person is passed.

Approval by shareholders was granted in February 2006 to Mr Forrester, Mr O'Regan, Mr Taylor, being offered 500,000 Options under the Plan and Mrs Forrester being offered 250,000 options under the plan. Messrs Forrester, O'Regan and Taylor and Mrs Forrester applied for those Options which were granted to them and are exercisable at 25 cents per Option and have an expiry date of 31 December 2011.

Since the last approval in February 2006, no persons referred to in rule 10.14 of the Listing Rules have received Options under the Plan.

There are no loan conditions attached to the grant of the Options.

**RESOLUTION 3.**

**Ratification of Previous Securities Issues**

Listing Rule 7.1 imposes a limit on the number of equity securities (eg shares or options to subscribe for shares) which a company can issue without shareholder approval. In general terms the limit is that a company may not, without shareholder approval issue in any 12 month period, equity securities which are more than 15% of:

The number of fully paid ordinary shares on issue 12 months before the issue plus

The number of fully paid ordinary shares issued in that 12 months under an exception contained in Listing Rule 7.2 or with Shareholder approval.

Equity securities which are issued under an exception contained in Listing Rule 7.2 or with Shareholder approval do not reduce the number of shares that may be issued by the Company under Listing Rule 7.1

Shareholder approval can be obtained either before or after the equity securities are issued.

Listing Rule 7.4 states that an issue by a company of equity securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 when made and the company's members subsequently approve it.

Under Resolution 3 the Company seeks approval from Shareholders for, and ratification of, the previous issue of equity securities as set out below and pursuant to Listing Rule 7.5 the Company provides the following information.

| **Resolution 3 - Ratification of Issue of Fully Paid Ordinary Shares announced to ASX on 27 September 2006** | | |
|---|---|---|
| **Allottee** | **Issue Price** | **No. of Shares** |
| | | |
| Oceanic Asset Management | 6 cents | 6,666,667 |
| Newstead Holdings Limited | 6 cents | 1,666,667 |
| Mulato Nominees Pty Ltd | 6 cents | 833,333 |
| Salex Holdings Pty Ltd | 6 cents | 120,333 |

None of the allottees named above are related parties.

Shares issued from this placement rank parri passu with existing shares.

The Company is applying funds raised in the above placement towards working capital, metallurgical test work, surveying, geophysical surveys, geochemical sampling and drilling etc at both its Kihabe Base Metals Project in Botswana and the Tsumkwe Diamond and Base Metal Project in Namibia.

The Board believes that the ratification of this issue is beneficial for the Company. The Board recommends Shareholders vote in favour of Resolution 3 as it allows the Company to ratify the above issue of Shares and retain the flexibility to issue the maximum number of equity securities permitted under Listing Rule 7.1 without shareholder approval.

## SUMMARY OF EMPLOYEE SHARE OPTION PLAN

1 On the 21st day of September 2000, the Company adopted the Mount Burgess Mining NL Employee Share Option Plan ("Plan") to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company.

2 The main features of the Plan are:

(a) the directors are able, from time to time, to make offers in writing to Eligible Employees or nominees of Eligible Employees inviting them to apply for the grant of Options upon the terms and conditions outlined in the Plan;

(b) the material terms of the Options are:

(i) the Options will be issued at an issue price of $0.00

(ii) each Option will entitle the holder to acquire one share in the capital of the Company at the Exercise Price;

(iii) the Options will expire at 5 pm on the 31st December of the year five years from the date of grant of the Options;

(iv) shares issued on the exercise of Options will rank pari passu with the then existing ordinary shares in the capital of the Company;

(v) the Exercise Price of an Option will be determined by the directors in their absolute discretion on or before the date that the directors invite Eligible Employees to apply for the Options but in no event will the Exercise Price be less than:

i. An exercise price approved by shareholders in meeting, or where the exercise price has not been approved by shareholders,

ii. 80% of the weighted average sale price of shares in the Company sold on the ASX during the five business day prior to the grant of the Option or such other period as determined by the directors;

(vi) the total number of Options that may be granted under the Plan will not exceed 5% of the granted capital of the Company;

(vii) the directors may from time to time, by resolution amend all or any provisions of the Plan but in so doing the directors must comply with any restrictions or procedural requirements under the Listing Rules for amending an Employee Incentive Scheme or for amending the terms of granted Options;

(viii) the Options will not be listed on the Australian Stock Exchange Limited for official quotation;

(ix) upon exercise of the Options the Company will make an application for quotation of the shares issued pursuant to the exercise of the Options to the Australian Stock Exchange Limited for official quotation;

(x) no Options will be granted until an application has been received by the Company from the relevant Eligible Employee in the form annexed to the Plan or in such other form as the directors from time to time prescribe;

(xi) an Option held by an Eligible Employee will immediately lapse upon its expiry date, upon a determination by the directors that the Eligible Employee has acted fraudulently, dishonestly or in breach of the Eligible Employee's obligations to the Company, the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within thirty (30) days following that event unless a longer period is otherwise determined by the directors or the expiry of any timeframe within which to exercise the Option reasonably agreed by the directors in the event of death, retrenchment, redundancy, retirement, permanent illness or permanent physical or mental incapacity of an Eligible Employee;

(xii) there are no participating rights or entitlements inherent in the Options and holders will not participate in any new issue of capital offered to shareholders of the Company during the currency of the Options;

(xiii) in the event of any reorganisation of capital of the Company, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules applying to the reorganisation of capital at the time of reorganisation

(c) the Plan will be administered by the directors; and

(d) the Plan may at any time be terminated by resolution of the directors.

# MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

## APPOINTMENT OF PROXY

Please return to:
Company Secretary,
C/o Advanced Share Registry Services,
P O Box 1156,
Nedlands, Western Australia 6909
or
110 Stirling Highway, Nedlands,
Western Australia, 6009

I/We________________________________________________________ (name)

of_____________________________________________________________ (address)

being a Shareholder/s of Mount Burgess Mining N.L. and entitled to attend and vote hereby appoint the following proxy/proxies to attend and act on my/our behalf and to vote in accordance with my/our directions at the General Meeting of Mount Burgess Mining N.L. to be held in the QV1 Conference Centre, Level 2, QV1 Building, 250 St Georges Terrace, Perth, Western Australia at 4 pm WST on Thursday 7 December 2006 and at any adjournment of that meeting.

☐ **The Chairman of the meeting**

**OR**

**IMPORTANT:** for all resolutions :
If the Chairman of the meeting is your proxy, or if appointed your proxy by default and you do not wish to direct him/her how to vote on any of these resolutions, you must mark this box with an "X". By marking this box, you acknowledge that the Chairman of the meeting may exercise your proxy on those resolutions (for which you have not given a direction) even if he/she has an interest in the outcome of the resolution and that votes cast by him/her other than as proxy holder, will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote on any of these resolutions, the Chairman of the meeting will not cast your votes on the resolutions (for which you have not given a direction) on a show of hands or on a poll. The Chairman of the meeting intends to vote undirected proxies in favour of each resolution

**If the person you are appointing as your proxy is someone other than the Chairman of the meeting: Write the name of that person in the box below.**

☐ ☐ %

**If you hold 2 or more Shares in Mount Burgess Mining N.L., you may appoint a second proxy: Write the name of your second proxy in the box below.**

☐ ☐ %

You must specify the % of your votes that you authorise your proxy to exercise if:

(a) you have only appointed 1 proxy and do not want him/her to exercise all your votes; or

(b) you have appointed 2 proxies under this proxy form.

If you do not name a proxy or your named proxy fails to attend the meeting, the Chairman of the meeting will be appointed as your proxy to attend and act on your behalf and to vote in accordance with the following directions at the General Meeting of Mount Burgess Mining N.L. to be held in the QV1 Conference centre, Level 2 QV1 Building, 250 St Georges Terrace, Perth, Western Australia at 4 p.m. WST on Thursday 7 December 2006 and at any adjournment of that meeting.

**Voting directions to your proxy** – Please mark only one of the boxes with an "X" for each resolution to indicate your directions.

| **Resolution Number** | **For** | **Against** | **Abstain*** |
|---|---|---|---|
| 1.Grant of Options to Giles Rodney Dale | ☐ | ☐ | ☐ |
| 2.Grant of Options to Allan Mulligan | ☐ | ☐ | ☐ |
| 3.Ratification of Previous Securities Issue – 27 September 2006 | ☐ | ☐ | ☐ |

* **If you mark the "Abstain" box with an 'x' for a particular resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll.**

**PLEASE SIGN HERE:** This section ***must*** be signed in accordance with the instructions overleaf.

| **Individual or Shareholder 1** | **Shareholder 2** | **Shareholder 3** |
|---|---|---|
| | | |
| **Sole Director and Sole Company Secretary** | **Director** | **Director/Company Secretary** |

## Instructions

### 1. Name and Address

Please print your name and address as it appears on your holding statement and the Company's Share Register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated.

### 2. Appointment of Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the Company.

### 3. Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

### 4. Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy please write then name of that person.

To appoint a second proxy you must state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If the Proxy Form does not specify a percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

### 5. Signing Instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign |
| Joint Holding: | where the holding is in more than one name, all the shareholders should sign |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the Company's Share Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |
| | If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission |

### 6. Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be sent or delivered, or sent by facsimile to either the Company's Registered Office, Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000 (Facsimile: ++ 61 8 9322 4607) or the offices of Advanced Share Registry Services, 110 Stirling Highway, Nedlands, Western Australia 6009. Please note that all Proxy Forms must be received at either of the above addresses not later than 48 hours before the commencement of the meeting. i.e. 4 p.m. on 5 December 2006 W.S.T. Any Proxy Form received after that time will not be valid for the scheduled meeting.

# Appendix 3Y
## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **MOUNT BURGESS MINING N.L.** |
| **ABN** | **31 009 067 476** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nigel Raymond Forrester |
| **Date of last notice** | 11 October 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | |
| **DIRECT INTEREST** | Nigel Raymond Forrester |
| **INDIRECT INTEREST** | Caroline Forrester (daughter)<br>Claire Forrester (daughter) |
| | Jan Forrester (spouse)<br>EST D M Forrester (late mother) |
| | Salto Pty Ltd<br>Beta Man Svc. S/F a/c |
| **Date of change** | 31 October 2006 |
| **No. of securities held prior to change**<br>**DIRECT INTEREST** | |
| **Nigel Raymond Forrester** | 5,897,576 ordinary fp shares<br>1,000,000 unlisted options |
| **INDIRECT INTEREST**<br>**Caroline Forrester (daughter)** | 273,000 ordinary fp shares |
| **Claire Forrester (daughter)** | 61,000 ordinary fp shares |
| **Jan Forrester (spouse)** | 511,910 ordinary fp shares<br>1,000,000 unlisted options |
| **Est DM Forrester (late mother)** | 13,860 ordinary fp shares |
| **Salto Pty Ltd**<br>**Beta Man Svc S/F a/c** | 1,000,000 ordinary fp shares<br>3,570,000 ordinary fp shares |

+ See chapter 19 for defined terms.

| | |
|---|---|
| TOTAL | 11,327,346 ordinary fp shares<br>2,000,000 unlisted options |
| Class | Ordinary fp shares<br>Unlisted Options |
| Number acquired | 20,000 |
| Number Disposed | nil |
| Consideration | $1,526.00 |
| No. of securities held after change | |
| DIRECT INTEREST<br>Nigel Raymond Forrester | <br>5,897,576 ordinary fp shares<br>1,000,000 unlisted options (exerciseable at 25 cents per option ) |
| INDIRECT INTEREST<br>Caroline Forrester (daughter)<br>Claire Forrester (daughter)<br>Jan Forrester (spouse)<br><br>Est DM Forrester (late mother)<br>Salto Pty Ltd<br>Beta Man Svc S/F a/c | <br>273,000 ordinary fp shares<br>61,000 ordinary fp shares<br>531,910 ordinary fp shares<br>1,000,000 unlisted options<br>13,860 ordinary fp shares<br>1,000,000 ordinary fp shares<br>3,570,000 ordinary fp shares |
| TOTAL | 11,347,346 ordinary fp shares<br>2,000,000 unlisted options |
| Nature of Changes | On market purchase |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Detail of contract | |
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Lodged: 2 November 2006

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com


## ASX RELEASE

3 November 2006

**Assay Results from Drilling, Kihabe Base Metals Project, Botswana.**
**Mount Burgess Mining N.L. 100%**

Further assay results using the ICP-OES method have been received from RC resource infill drilling on the above project, (see diagram attached).

**<u>Section 11,800E</u> (see section attached).**

**KRC077** 11,799E/10,091N, Dip – 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 100m RL.
The hanging wall dolomite/quartzite contact was logged at 108m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 37 | 38 | | | | | | |
| 38 | 39 | | | | | | |
| 39 | 40 | | | | 6m | | |
| 40 | 41 | | | 293ppm | 0.23% | | |
| 41 | 42 | | | | | | |
| 42 | 43 | | | | | | |
| 57 | 58 | 1.53% | | | | | |
| 62 | 63 | 3m | | | | | |
| 63 | 64 | 1.68% | | | | | |
| 64 | 65 | | | | | | |
| 70 | 71 | 1.02% | | | | | |
| 72 | 73 | | | | | | |
| 73 | 74 | | 1.02% | | | | |
| 74 | 75 | | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | incl. | | | | | |
| 77 | 78 | 5m | | | | | |
| 78 | 79 | 3.87% | 4m | | | 3m | |
| 79 | 80 | | 1.45% | | | 13.8g/t | 0.44oz/t |
| 80 | 81 | | | | | | |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | | | | | | |
| 85 | 86 | 37m | | | | | |
| 86 | 87 | 2.34% | | | | | |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | | | |
| 89 | 90 | | 3m | | | | |
| 90 | 91 | | 1.02% | | | | |
| 91 | 92 | | | | | | |

*...contd.*

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 92 | 93 | | | | | | |
| 93 | 94 | | | | | | |
| 94 | 95 | | | | | | |
| 95 | 96 | | | | | | |
| 96 | 97 | | | | | | |
| 97 | 98 | | | | | | |
| 98 | 99 | | | | | | |
| 99 | 100 | | | | | | |
| 100 | 101 | | | | | | |
| 101 | 102 | | | | | | |
| 102 | 103 | | | | | | |
| 103 | 104 | | | | | 2m 14.9g/t | 0.48oz/t |
| 104 | 105 | | 3m 1.64% | | | | |
| 105 | 106 | | | 276ppm | | | |
| 106 | 107 | | | | | | |
| 107 | 108 | | | | | | |
| 108 | 109 | | | | | | |

End of Hole 115m

**KRC076** 11,799E/10,076N, Dip - 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 75m RL.
The hanging wall dolomite/quartzite contact was logged at 94m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 16 | 17 | | | | 258ppm | | |
| 17 | 18 | | | | | | |
| 18 | 19 | | | | | | |
| 19 | 20 | | | | | | |
| 20 | 21 | | | | 4m 729ppm | | |
| 21 | 22 | | | | | | |
| 22 | 23 | | | | | | |
| 23 | 24 | | | | | | |
| 24 | 25 | | | incl. 5m 1.51% | | | |
| 25 | 26 | | | | | | |
| 26 | 27 | | | | | | |
| 27 | 28 | | | | | | |
| 28 | 29 | | | | | | |
| 29 | 30 | | | | | | |
| 30 | 31 | | | | | | |
| 31 | 32 | | | 20m 0.28% | | | |
| 32 | 33 | | | | | | |
| 33 | 34 | | | | | | |
| 34 | 35 | | | | | | |
| 35 | 36 | | | | | | |
| 36 | 37 | | | | | | |

*...contd.*

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 42 | 43 | | | | | | |
| 43 | 44 | | | 7m 0.31% | | | |
| 44 | 45 | | | | | | |
| 45 | 46 | | | | | | |
| 46 | 47 | | | incl. 1.34% | | 45.3g/t | 1.46oz/t |
| 47 | 48 | | | | | | |
| 48 | 49 | | | | | | |
| 49 | 50 | | | | | | |
| 50 | 51 | | | | | | |
| 51 | 52 | | | | | | |
| 52 | 53 | | | | | | |
| 53 | 54 | | | | | | |
| 54 | 55 | | | | | | |
| 55 | 56 | | | | | | |
| 56 | 57 | | | | | | |
| 57 | 58 | | | | | | |
| 58 | 59 | | | | | | |
| 59 | 60 | | | | | | |
| 60 | 61 | | | | | 3m 12.0g/t | 0.41oz/t |
| 61 | 62 | | | | | | |
| 62 | 63 | incl. 4m 3.25% | 5m 1.37% | | | | |
| 63 | 64 | | | | | | |
| 64 | 65 | | | | | 33.9g/t | 1.09oz/t |
| 65 | 66 | | | | | | |
| 66 | 67 | | | | | | |
| 67 | 68 | | 1.21% | | | 13.5g/t | 0.43oz/t |
| 68 | 69 | | | | | | |
| 69 | 70 | | | | | | |
| 70 | 71 | | | | | | |
| 71 | 72 | | | | | 10.0g/t | 0.32oz/t |
| 72 | 73 | | | | | | |
| 73 | 74 | | | | | | |
| 74 | 75 | 49m 1.96% | | | | | |
| 75 | 76 | | | | | | |
| 76 | 77 | | | | | | |
| 77 | 78 | | | | | | |
| 78 | 79 | | | | | | |
| 79 | 80 | | | | | | |
| 80 | 81 | | | | | | |
| 81 | 82 | | | | | | |
| 82 | 83 | | | | | | |
| 83 | 84 | | | | | | |
| 84 | 85 | | | | | | |
| 85 | 86 | incl. 4m 3.93% | 3m 1.34% | | | 2m 11.6g/t | 0.41oz/t |
| 86 | 87 | | | | | | |
| 87 | 88 | | | | | | |
| 88 | 89 | | | | | | |
| 89 | 90 | | | | | | |
| 90 | 91 | | | | | | |
| 91 | 92 | | | | | 11.2g/t | 0.36oz/t |
| 92 | 93 | | | | | | |

End of Hole 103m

**KRC074** 11,797E/10,042N, Dip - 60 deg, Azimuth 159 deg.
Drilled to test for mineralisation down to 50m RL.
The hanging wall dolomite/quartzite contact was logged at 51m.

| From | To | Zinc | Lead | Copper | Vanadium | Silver | |
|---|---|---|---|---|---|---|---|
| 34 | 35 | | | | | | |
| 35 | 36 | | 3.01% | | | 15.2g/t | 0.49oz/t |
| 36 | 37 | | | | | | |
| 37 | 38 | 7m 1.71% | 2m | | | | |
| 38 | 39 | | 1.13% | | | | |
| 39 | 40 | | | | | | |
| 40 | 41 | | | | | | |
| 42 | 43 | | | | 2m | 12.8g/t | 0.41oz/t |
| 43 | 44 | | | | 568ppm | | |
| 47 | 48 | | | | | | |
| 48 | 49 | | 1.09% | | 4m | | |
| 49 | 50 | | | | 1204ppm | | |
| 50 | 51 | | | | | | |

End of Hole 55m

The above results are part of an infill resource drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4km long zone of mineralisation to a JORC compliant resource, down to a vertical depth of 150m.

Further results from this and other sections are still pending.

## REGIONAL EXPLORATION

The Company is currently drilling a cooper anomaly situated some 12 km north east of the Kihabe zone of mineralisation.

This anomaly is situated within a circular shaped geomorphological/landsat feature some 2km in diameter. Initial logging of the first hole drilled into this feature has recorded the intersection of a Quartzite/Qwacke unit between 20m - 40m containing some evident galena (lead sulphides) and sphalerite (zinc sulphides). This Quartzite/Qwacke unit overlies a broad oxidized zone of some 30m thickness which is highly hematite altered containing minor malachite/epidote. Further down hole, certain intervals between 70m - 110m are highly hematite-altered with abundant malachite/epidote.

It should be noted that this data has been extracted only from initial logging at this stage and confirmation of mineralisation can only be determined from the return of assays. These results will be submitted for assaying as soon as possible.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director - Geology


9,700mE
9,800mE
9,900mE
10,000mE
10,100mE
10,200mE
10,300mE
10,400mE
10,500mE
10,600mE
10,700mE
10,800mE
10,900mE
11,000mE
11,100mE
11,200mE
11,300mE
11,400mE
11,500mE
11,600mE
11,700mE
11,800mE
11,900mE
12,000mE
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
Drilling
Soil Geochem Sampling Area


KRC079
KRC078
KRC077
KRC076
KRC074
SE 149
Kalahari Sands
Alluvial
Awaiting Results
Awaiting Results
50m RL
100m RL
150m RL
55m
103m
115m
139m
184m
Quartzite
Dolomite
Zinc
Lead
Silver (uncut)
Vanadium
Copper
50m

**Section 11,800mE showing Zinc, Lead, Silver, Copper and Vanadium Results**

MOUNT BURGESS MINING N.L.

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com


## ASX RELEASE

9 November 2006

### Update to Chairman's Review - Kihabe Base Metals Project, Botswana

Some 13,000m of infill RC drilling have now been conducted on the Kihabe base metals project in north western Botswana. A number of primary and check assay results have still to be received from this drilling, which are expected within the next month. Ravensgate, an independent firm of consultants, has been commissioned to prepare a resource model and statement on the Kihabe zone of zinc, lead, silver, copper and vanadium mineralisation.

As a measure of progress achieved to date, the Company wishes to advise that based on assay results received and drill hole logging collated to date, some 1,300m of strike, out of the total 2,400m long zone of mineralisation are currently the subject of a geological resource assessment. This 1,300m is made up of 900m in the southwestern portion of the zone and 400m in the north eastern portion of the zone. Assessment of the remaining 1,100m of the 2,400m zone is subject to pending results and results from further drilling. It must be emphasised that these zones are the subject of a geological resource assessment only at this point in time. Further data relative to check assays, metallurgical test work, metal recoveries, potential pit design and stripping ratios will need to be assessed and input before a potential commercial resource can be released. The acquisition of such data will require diamond core drilling and further RC drilling.

The resource modeling currently being conducted by Ravensgate should lead through to the commencement of a pre feasibility study being conducted on the project. This pre feasibility study should run in tandem with the further drilling and assessment to be conducted in the new year.

A number of interpreted drill sections and plan sections of the Kihabe zone of mineralisation, generated by the resource modeling currently being conducted by Ravensgate, will be posted to the Company's website.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:


**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director - Geology

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6735

9 November 2006

## ASX RELEASE

Following are the results of the Resolutions put to members of the Company at today's Annual General Meeting.

**Resolution 1 Financial Report and Directors' and Audit Report**

To receive and consider the financial report, including the Directors' Declaration, for the year ended 30 June 2006 and the related Directors' Report and Audit Report.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,636,278 | 0 | 149,700 | 40,354,209 |

**Resolution 2 Rotation/Re-election of Directors – Ronald William O'Regan**

To consider, and if thought fit, pass the following as an ordinary resolution:

that for all purposes, Ronald William O-Regan, who retires and offers himself for re-election, is re-elected as a Director.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,775,978 | 0 | 0 | 40,364,209 |

**Resolution 3.Rotation/Re-election of Directors – Giles Rodney Dale**

To consider, and if thought fit, pass the following as an ordinary resolution:

that for all purposes, Mr Giles Rodney Dale, appointed to the Board since the last Annual General Meeting of the Company and who

retires as a Director and offers himself for re-election, is re-elected as a Director.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,785,978 | 0 | 0 | 40,354,209 |

Resolution was decided by show of hands.

**Resolution 4. Rotation/Re-election of Directors – Allan Mulligan**

To consider, and if thought fit, pass the following as an ordinary resolution:

that for all purposes, Mr Allan Mulligan, appointed to the Board since the last Annual General Meeting of the Company and who retires as a Director and offers himself for re-election, is re-elected as a Director.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,785,978 | 0 | 0 | 40,354,209 |

**Resolution 5. Approval of Remuneration Report**

To consider and if thought fit pass the following advisory only resolution:

To adopt the Remuneration Report for the year ending 30 June 2006

Note: In accordance with Section 250R of the Corporations Act 2001, the vote on Resolution 5 will be advisory only and will not bind the Directors of the Company.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,626,278 | 159,700 | 0 | 40,354,209 |

**Resolution 6. Ratification of the Share Placement announced on 26 April 2006**

In accordance with Listing Rule 7.4 to consider and if thought fit, pass the following as an ordinary resolution:

"that for all purposes Shareholders approve and ratify the allotment and issue of 10,025,000 shares to the parties and for the purposes detailed in the Explanatory Statement."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,775,978 | 10,000 | 0 | 40,354,209 |

**Resolution 7. Ratification of the Share Placement announced on 28 August 2006**

In accordance with Listing Rule 7.4 to consider and if thought fit, pass the following as an ordinary resolution:

"that for all purposes Shareholders approve and ratify the allotment and issue of 7,520,000 shares to the parties and for the purposes detailed in the Explanatory Statement."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 18,775,978 | 10,000 | 0 | 40,354,209 |

**Resolution 8. Remuneration of Non Executive Directors**

To consider and if thought fit pass the following resolution:

"that for all purposes, the maximum aggregate remuneration payable to Directors as Directors' fees in any financial year be increased by $65,000 to $125,000.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

| For | Against | Abstain | At Proxy's Discretion |
|---|---|---|---|
| 14,816,450 | 167,368 | 0 | 40,357,509 |

END

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

# ASX RELEASE

14 November 2006

## Kihabe Base Metals Project - Zinc Assay Checks

Ravensgate, Consulting Geologists, commissioned by the Company to produce a resource model and estimate based on drilling results to date on the Company's Kihabe Base Metals Project in Botswana, has compiled an initial statistical analysis of sample grade comparisons between the primary assay results (including those announced to the market) and independent check assay results conducted by Genalysis Laboratory Services in Perth (Genalysis).

Ravensgate's analysis was run on 184 primary samples that have so far been checked by Genalysis with the following results:

**Lead:** All primary results (including those announced to the market) and Genalysis check assay results showed an excellent correlation.

**Zinc:** All primary assay results, regardless of grade (including those announced to the market) were on average 20% lower in value when compared with the check assays conducted by Genalysis.

To confirm whether or not the zinc assay results, which the Company has announced to the market, have been understated by some 20%, the Company has arranged for further check assays to be conducted on the original sample pulps in the primary laboratory as well as in an independent laboratory.

The process of checking assay results is necessary prior to releasing a resource estimate.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director - Geology

**MOUNT BURGESS MINING N.L.**

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

## ASX RELEASE

15 November 2006

# Clarification of Previous Announcement – Zinc Assay Checks Kihabe Base Metals Project, Botswana

Further to the announcement that was released by the Australian Stock Exchange on 14 November regarding independent check assays conducted by Genalysis on the Company's zinc assay results from its Kihabe Base Metals Project in Botswana, the Company wishes to clarify the following:

Based on independent rechecks conducted by Genalysis on 184 samples, there is a strong possibility that the **zinc grades** from the various infill RC drill holes previously announced by the Company **could be some 20% higher.**

To confirm whether this is the case, the Company has arranged for further check assays to be conducted.

*The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Mr Giles Rodney (Rod) Dale of G R Dale & Associates, who is a non-executive Director of the Company. Mr Dale is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Dale has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Dale consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.*

For further information please contact:

**Nigel Forrester**
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Rod Dale**
Technical Director - Geology

# MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com


**ASX RELEASE**
24th November 2006

## SHARE PLACEMENT

The Company is pleased to announce that it has reached agreements to place 14,985,000 shares with professional investors, at an issue price of $0.07 per share, to raise $1,048,950.

Funds from this placement will be applied to working capital, RC and diamond core drilling, metallurgical test work, down hole surveying, geochemical sampling, assaying and resource modelling and estimation on the Company's base metals project at Kihabe in Botswana and on adjoining ground in Namibia.

For recent results refer to the Company's website: www.mountburgess.com.

**For further information please contact:**


**Nigel Forrester**
Telephone: +61 89 322 6311
Email: mtb@mountburgess.com
www.mountburgess.com